    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 1, 1997
                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                             DYCOM INDUSTRIES, INC.
             (Exact name of Registrant as specified in its charter)
                             ---------------------

                      FLORIDA                                            59-1277135
          (State or other jurisdiction of                             (I.R.S. Employer
          incorporation or organization)                             Identification No.)

                               FIRST UNION CENTER
                         4440 PGA BOULEVARD, SUITE 600
                       PALM BEACH GARDENS, FLORIDA 33410
                                 (561) 627-7171
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                               THOMAS R. PLEDGER
                               FIRST UNION CENTER
                         4440 PGA BOULEVARD, SUITE 600
                       PALM BEACH GARDENS, FLORIDA 33410
                                 (561) 627-7171
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------

                                   COPIES TO:

             L. FRANK CHOPIN, ESQUIRE                              HENRY D. KAHN, ESQUIRE
           CHOPIN, MILLER & YUDENFREUND                            PIPER & MARBURY L.L.P.
           440 ROYAL PALM WAY, SUITE 200                           36 SOUTH CHARLES STREET
             PALM BEACH, FLORIDA 33480                         BALTIMORE, MARYLAND 21201-3018
                  (561) 655-9500                                       (410) 539-2530

                             ---------------------

    Approximate date of commencement of proposed sale to public: as soon as practicable after this registration statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------

                        CALCULATION OF REGISTRATION FEE

============================================================================================================================
                                                                      PROPOSED            PROPOSED
                                                   AMOUNT              MAXIMUM             MAXIMUM            AMOUNT OF
           TITLE OF EACH CLASS OF                   TO BE          OFFERING PRICE         AGGREGATE         REGISTRATION
        SECURITIES TO BE REGISTERED             REGISTERED(1)       PER SHARE(2)      OFFERING PRICE(2)        FEE(2)
----------------------------------------------------------------------------------------------------------------------------
Common Stock ($0.33 1/3 par value)            3,105,000 shares         $21.84            $67,813,200           $20,549
============================================================================================================================

(1) Includes 405,000 shares of Common Stock which the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee, pursuant to Rule 457(c), on the basis of the average of the high and low prices of the Common Stock, as reported on the New York Stock Exchange on September 25, 1997.
                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED OCTOBER 1, 1997

                                2,700,000 SHARES

                             [DYCOM CORPORATE LOGO]

                                  COMMON STOCK

     Of the 2,700,000 shares of Common Stock, offered hereby, 1,573,378 shares are being sold by Dycom Industries, Inc. ("Dycom" or the "Company") and 1,126,622 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders." The Company's Common Stock is traded on the New York Stock Exchange under the symbol "DY". On September 29, 1997, the last reported sale price of the Common Stock on the New York Stock Exchange was $22 7/8 per share. See "Price Range of Common Stock and Dividend Policy."

     SEE "RISK FACTORS" COMMENCING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

===================================================================================================
                                      Price to     Underwriting   Proceeds to   Proceeds to Selling
                                       Public      Discount(1)    Company(2)      Stockholders(2)
---------------------------------------------------------------------------------------------------
Per Share.........................             $              $             $                 $
Total(3)..........................             $              $             $                 $
===================================================================================================

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(2) Before deducting offering expenses payable by the Company, estimated at $309,885, and by the Selling Stockholders, estimated at $190,115.
(3) The Company has granted to the Underwriters a 30-day option to purchase up to 405,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full,
    the Price to Public will total $          , the Underwriting Discount will
    total $          and the Proceeds to Company will total $          . See
    "Underwriting".

     The shares of Common Stock are offered by the several Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at
the office of NationsBanc Montgomery Securities, Inc. on or about             ,
1997.
                            ------------------------

NATIONSBANC MONTGOMERY SECURITIES, INC.
                         MORGAN KEEGAN & COMPANY, INC.
                                                   THE ROBINSON-HUMPHREY COMPANY

                                           , 1997

                       [MAP OF THE UNITED STATES SHOWING
                           LOCATION OF DYCOM OFFICES]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus and incorporated by reference into this Prospectus including information under "Risk Factors." Unless otherwise indicated, the information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. Unless the text otherwise requires, all references to the "Company" or "Dycom" in this Prospectus shall include Dycom Industries, Inc. and its subsidiaries.

                                  THE COMPANY

     Dycom is a leading provider of engineering, construction and maintenance services to telecommunications providers that operate throughout the United States. The Company's comprehensive range of telecommunications infrastructure services include the engineering, placement and maintenance of aerial, underground, and buried fiber-optic, coaxial and copper cable systems owned by local and long distance communications carriers, competitive local exchange carriers, and cable television multiple system operators. Additionally, the Company provides similar services related to the installation of integrated voice, data, and video local and wide area networks within office buildings and similar structures. Dycom also performs underground utility locating and electric utility contracting services. For the fiscal year ended July 31, 1997, telecommunications services contributed approximately 87% of contract revenues, underground utility locating services contributed 6%, and electric utility contracting services contributed 7%.

     Through its nine active wholly-owned subsidiaries, Dycom has established relationships with many leading local exchange carriers, long distance providers, competitive access providers, cable television multiple system operators and electric utilities. Such key customers include BellSouth Telecommunications, Inc., Comcast Cable Communications, Inc., The Southern New England Telephone Company, GTE Corporation, U.S. West Communications, Inc., and Florida Power & Light Company. Approximately 40% of the Company's revenues come from multi-year master service agreements with large telecommunications providers and electric utilities.

     In July 1997, Dycom acquired Communications Construction Group, Inc. ("CCG"), a Pennsylvania-based provider of construction services to cable television multiple system operators (the "CCG Acquisition"). CCG generated revenues of $67.7 million in its fiscal year 1997. This transaction diversified Dycom's telephone company customer base to include a broader mix of work for cable television multiple system operators. The acquisition also created a greater geographic presence for Dycom in the Mid-Atlantic, Midwest and Northeast regions of the United States.

     The telecommunications industry is undergoing rapid change due to deregulation, increased competition and growing consumer demand for enhanced telecommunications services, thereby creating the need for construction of additional telecommunications infrastructure for new and existing providers. To meet the increasing need for telecommunications infrastructure, telecommunications providers have been increasingly outsourcing their infrastructure engineering, construction and maintenance requirements. As the industry becomes more competitive, outsourcing allows providers to reduce costs and focus on their core competencies.

     Dycom has a four pronged internal growth strategy: (i) increase the volume of services to existing customers; (ii) expand the scope of services to existing customers; (iii) broaden its customer base; and (iv) geographically expand its service area. The competitive pressures of deregulation have prompted several existing customers to increase the outsourcing of noncore activities which can provide opportunities for the Company to enhance internal growth without necessarily requiring market share gains from competitors.

     In addition to internal growth, Dycom believes a variety of attractive consolidation opportunities exist within its industry. Historically, the telecommunications engineering, construction and maintenance services industry has been highly fragmented, largely consisting of small, privately-held companies with annual revenues of less than $100 million. For its acquisition targets, the Company's key acquisition criteria are profitability in excess of industry standards, stable and growing customer bases, proven operational and technical competence, and experienced management that fits within Dycom's decentralized operating structure. Dycom also seeks to use its acquisition strategy to provide geographic as well as customer diversification.

                                  THE OFFERING

Common Stock offered by the Company...     1,573,378 Shares
Common Stock offered by Selling
Stockholders..........................     1,126,622 Shares
  Total Shares to be offered..........     2,700,000 Shares
Common Stock outstanding after the
Offering..............................     12,443,630 Shares(1)
Use of proceeds.......................     To fund the Company's growth
                                           strategy, including acquisitions,
                                           working capital and capital
                                           expenditures and for other general
                                           corporate purposes. The Company may
                                           also reduce certain indebtedness,
                                           subject to reborrowing.
New York Stock Exchange Symbol........     DY

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                (in thousands, except share and per share data)

                                                                 YEAR ENDED JULY 31,
                                                      -----------------------------------------
                                                         1995           1996           1997
                                                      -----------    -----------    -----------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Total revenues....................................    $   188,333    $   195,260    $   243,923
Income before income taxes........................          8,874         11,381         19,042
Net income........................................          5,141          7,664         11,219
Fully diluted earnings per common and common
  equivalent share................................    $      0.49    $      0.70    $      1.02
Shares used in computing earnings per common and
  common equivalent share.........................     10,588,766     10,928,284     10,994,500

                                                                                  AT JULY 31, 1997
                                                             AT JULY 31, 1997      AS ADJUSTED(2)
                                                             -----------------    -----------------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents................................         $ 6,646             $ 40,348
Working capital..........................................          16,219               49,921
Total assets.............................................          88,162              121,864
Long-term debt, including current portion................          11,979               11,979
Total stockholders' equity...............................          33,752               67,454

---------------

(1) Excludes 647,980 shares of Common Stock reserved for issuance under the Company's 1991 Incentive Stock Option Plan, under which options to purchase 455,921 shares of Common Stock have been granted, 91,778 of which are currently exercisable.
(2) Adjusted to reflect the sale of 1,573,378 shares of Common Stock offered by the Company hereby at an assumed offering price of $22 7/8 and the anticipated application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."
---------------

     The Company's executive offices are located at 4440 PGA Boulevard, Palm Beach Gardens, Florida 33410 and its telephone number is (561) 627-7171.

                                  RISK FACTORS

     Certain statements included in this Prospectus, including, without limitation, statements regarding the effects of recent legislation on the telecommunications industry, the continuation of trends favoring outsourcing of telecommunications engineering, construction and maintenance services, the Company's objective to grow through strategic acquisitions, the Company's internal growth strategy, the Company's ability to realize cost savings upon the completion of acquisitions that may occur in the future, the Company's ability to expand and diversify its customer base, trends in the Company's future operating performance and statements as to the Company's or management's beliefs, expectations, opinions and the like are forward-looking statements. The factors discussed below and elsewhere in this Prospectus could cause actual results and developments to be materially different from those expressed in or implied by such statements. Accordingly, in addition to the other information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations," elsewhere in this Prospectus and in other documents filed by the Company with the Securities and Exchange Commission and incorporated by reference herein, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

     The Company has experienced and expects to continue to experience quarterly variations in revenues, income before income taxes and net income as a result of many factors, including the timing and volume of customers' construction and maintenance projects, the budgetary spending patterns of customers, the commencement of new master service agreements, the termination of existing master service agreements, costs incurred by the Company to support growth by acquisition or otherwise, the change in mix of customers and business, fluctuations in insurance expense accruals due to changes in claims experience and actuarial assumptions, the effect of the change of business between negotiated contracts as opposed to bid contracts and the timing of additional general and administrative expenses to support the growth of the business. Revenues and income before income taxes in the Company's second quarter and occasionally third quarter have in the past been, and may in the future be, adversely affected by weather conditions and the year-end budgetary spending patterns of its customers, particularly utilities.

SUBSTANTIAL RELIANCE ON KEY CUSTOMERS; DEPENDENCE ON MAJOR CONTRACTS; UNCERTAINTIES RELATING TO BACKLOG

     The Company's customer base is highly concentrated, with its top three customers in fiscal years 1995, 1996 and 1997 accounting in the aggregate for approximately 66.8%, 72.8% and 64.0%, respectively, of the Company's total revenues. During fiscal 1997, approximately 34.3% of the Company's total revenues were derived from BellSouth Telecommunications, Inc., 23.3% from Comcast Cable Communications, Inc. and 6.4% from GTE Corporation. The Company believes that a substantial portion of its total revenues and operating income will continue to be derived from a concentrated group of customers. The loss of any of such customers, if not replaced, could have a material adverse effect on the Company's business, financial condition and results of operations. The Company derives a substantial portion of its revenues from its customers pursuant to multi-year master service agreements. The Company is currently a party to 15 master service agreements with its customers, including 12 such agreements with BellSouth Telecommunications, Inc. and GTE Corporation, collectively. Under the terms of such agreements the customer can typically terminate the agreement on 90 days prior written notice. The termination or renegotiation of any such contracts or the Company's failure to enter into new master service agreements with its customers could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's current backlog generally consists of estimates of the services to be provided to customers under master service agreements. The master service agreements are exclusive requirement contracts with certain exceptions, including the customer's option to perform the services with its own regularly employed personnel. Accordingly, there can be no assurance as to the customer's requirements during a particular period or that management's estimates of such requirements, including those used to formulate backlog, at any point in time are accurate. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Customer Relationships" and
"-- Backlog."

RISKS ASSOCIATED WITH ACQUISITIONS

     An element of the Company's growth strategy is to pursue strategic acquisitions that expand, complement or diversify the Company's business. The Company regularly reviews various strategic acquisition opportunities and periodically engages in discussions regarding such possible acquisitions. Currently, the Company is not a party to any agreements, understandings, or arrangements regarding any material acquisitions; however, as a result of the Company's process of regularly reviewing acquisition prospects, negotiations may occur from time to time if appropriate opportunities arise. There can be no assurance that the Company will be able to identify additional acquisition candidates on terms favorable to the Company or in a timely manner, enter into acceptable agreements or close any such transactions. There can be no assurance that the Company will be able to achieve its acquisition strategy, and any failure to do so could have a material adverse effect on the Company's ability to sustain growth and maintain its competitive position. In addition, the Company believes that it will compete for attractive acquisition candidates with other companies or investors in the telecommunications services industry. Increased competition for such acquisition candidates could have the effect of increasing the cost to the Company of pursuing this growth strategy or could reduce the number of attractive candidates to be acquired. Future acquisitions could divert management's attention from the daily operations of the Company and otherwise require additional management, operational and financial resources. Moreover, there is no assurance that the Company will successfully integrate acquired companies or their management teams into its decentralized operating structure, retain management teams of acquired companies on a long term basis, or operate acquired companies profitably. Acquisitions may also involve a number of other risks, including adverse short-term effects on the Company's operating results, dependence on retaining key personnel and customers, amortization of acquired intangible assets, and risks associated with unanticipated liabilities or contingencies. See "Business -- Growth Strategy."

     In the past, the Company has experienced difficulties in integrating and managing certain of its acquisitions. Most recently, the Company determined to write-off intangible assets, including goodwill, of $24.3 million in 1993 and $1.4 million in 1994 in connection with four acquisitions, contributing to a net loss of $31.0 million for the fiscal year ended July 31, 1993 and a net loss of $7.5 million for the fiscal year ended July 31, 1994. Litigation with the management team of two acquired operating subsidiaries and related shareholder litigation and a governmental investigation also had a material adverse effect on the Company for several years through and including the fiscal year ended 1994. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Selected Financial Data contained in the Company's Annual Report on Form 10-K for the year ended July 31, 1997 incorporated by reference herein. While the Company believes that it has improved its acquisition due diligence process and its supervision of acquired companies, no assurance can be given that the Company will not experience difficulties in the future with its acquired companies, whether or not similar to those discussed herein.

     The Company may require additional debt or equity financing for future acquisitions, which may not be available on terms favorable to the Company, if at all. To the extent the Company utilizes its capital stock for all or a portion of the consideration to be paid for future acquisitions, dilution may be experienced by existing stockholders. If the Company is not able to use its capital stock as consideration for acquisitions or does not have sufficient cash resources, its growth through acquisitions could be limited. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

COMPETITION

     The telecommunications services industry in which the Company operates is highly competitive, requiring substantial resources and skilled and experienced personnel. The Company competes with other independent contractors in most of the markets in which it operates, several of which are large domestic companies that have greater financial, technical and marketing resources than the Company. In addition, there are relatively few, if any, barriers to entry into the markets in which the Company operates and, as a result, any organization that has adequate financial resources and access to technical expertise may become a competitor to the Company. A significant portion of the Company's revenues are currently derived from master service agreements and price is often an important factor in the award of such agreements.

Accordingly, the Company could be outbid by its competitors in an effort to procure such business. There can be no assurance that the Company's competitors will not develop the expertise, experience and resources to provide services that achieve or that are superior in both price and quality to the Company's services, or that the Company will be able to maintain or enhance its competitive position. The Company may also compete for business opportunities against the in-house service organizations of its existing or prospective customers, including telecommunications providers, which employ personnel who perform some of the same types of services as those provided by the Company. There can be no assurance that existing or prospective customers of the Company will continue to outsource telecommunications infrastructure services in the future.

RISKS ASSOCIATED WITH THE TELECOMMUNICATIONS INDUSTRY

     The Company's future success, financial condition and results of operations will depend to a significant degree upon purchasing decisions by existing and new telecommunications providers and other prospective customers of the Company within the telecommunications industry. The purchasing decisions by telecommunications providers and other telecommunications companies with respect to services provided by the Company may be affected by a number of factors, including without limitation, the regulatory environment within the telecommunications industry, the public's demand for Internet access and other interactive multimedia services, the preference toward outsourcing telecommunications infrastructure services and their ability to raise the capital necessary to develop telecommunications networks. Although the regulatory environment within the telecommunications industry does not affect the Company directly, the effects of such regulation on the Company's customers may, in turn, adversely impact the Company's business and results of operations. For example, although the Telecommunications Act of 1996 (the "Telecom Act") lifted certain restrictions on telecommunications providers' ability to provide enhanced telecommunications, which would appear to be favorable, the rules to implement the new statutory provisions of the Telecom Act are still being considered by the Federal Communications Commission and other regulatory agencies and it is uncertain at this time how the regulatory environment will affect telecommunications providers' demand for the Company's services. The demand for the Company's services could also be adversely affected to the extent that the public's demand for Internet access and other interactive multimedia services is less than currently anticipated. Additionally, the demand for the Company's services is affected by the extent to which telecommunications providers and other organizations determine to outsource their telecommunications infrastructure services needs. To the extent that the current trend favoring outsourcing of such services is reversed or reduced, the Company's business, financial condition and results of operations may be materially adversely affected.

RISKS ASSOCIATED WITH TECHNOLOGICAL CHANGE

     The telecommunications industry is subject to rapid changes in technology. Wireline systems used for transmission of video, voice and data face potential displacement by various technologies, including wireless technologies. In addition, the demand for the Company's services could be adversely affected in the event that alternative technologies are developed and implemented that enable telecommunications providers or other organizations to provide enhanced telecommunications services without significantly upgrading their networks.

RISKS ASSOCIATED WITH SELF-INSURANCE

     The Company is primarily self-insured, up to certain limits, for automobile, general liability, workers' compensation and employee group health claims. A liability for unpaid claims and associated expenses, including incurred but not reported losses, is actuarially determined and reflected in the Company's consolidated balance sheet as an accrued liability. The determination of such claims and expenses and the extent of the accrued liability are continually reviewed and updated. If the Company were to experience numerous claims in significant amounts for which it is self-insured, or if significant increases in insurance costs occur which are not able to be offset by increases in contract revenues earned, the Company's results of operations and financial condition could be materially adversely affected.

DEPENDENCE ON KEY PERSONNEL

     The Company is highly dependent upon the continued services and experience of its senior management team, including Thomas R. Pledger, the Company's Chairman and Chief Executive Officer, Steven E. Nielsen, the Company's President and Chief Operating Officer and one or more managers of key operating subsidiaries. The loss of the services of these individuals or other members of the Company's senior management could have a material adverse effect on the business, financial condition and results of operations of the Company. See "Management."

CONTROL BY CERTAIN STOCKHOLDERS

     Upon completion of the Offering, executive officers and directors will beneficially own an aggregate of approximately 13.5% of the outstanding shares of Common Stock (approximately 13.1% if the Underwriters' over-allotment option is exercised in full). Accordingly, such persons, if they were to act in concert, would likely be in a position to influence significantly the outcome of matters requiring a stockholders' vote, including the election of members of the Board of Directors, and thereby exercise a significant degree of control over the affairs and management of the Company. See "Principal and Selling Stockholders."

VOLATILITY OF STOCK PRICE

     The market price of the shares of Common Stock has been, and may continue to be, highly volatile. Numerous factors, such as announcements of fluctuations in the Company's or competitors' operating results, market conditions for telecommunications or telecommunications services, company stocks in general, changes in recommendations or earnings estimates by securities analysts, announcements of new contracts or customers by the Company or its competitors, the timing and announcement of acquisitions by the Company or its competitors and government regulatory action, could have a significant effect on the market price of the Common Stock. In addition, the stock market in recent years has experienced significant price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the market price of the Common Stock. There can be no assurance that purchasers of Common Stock in this Offering will be able to resell their Common Stock at prices equal to or greater than the offering price hereunder.

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of the Common Stock in the public market, whether by purchasers in the Offering or other stockholders of the Company, or the perception that such sales could occur, may adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. Upon completion of this Offering, the Company will have outstanding 12,443,630 shares of Common Stock, plus 455,921 shares of Common Stock reserved for issuance upon exercise of outstanding options, including 91,778 options which are currently exercisable. Substantially all of the shares of Common Stock to be outstanding after completion of this Offering will be either freely salable or salable subject to certain volume and manner of sale restrictions pursuant to Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"). The Company and its directors, executive officers and the Selling Stockholders, who will beneficially own in the aggregate 3,495,301 shares of Common Stock, 28.1% of the shares outstanding after the Offering, have agreed not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the closing of the Offering without the prior written consent of NationsBanc Montgomery Securities, Inc.

ANTI-TAKEOVER PROVISIONS

     The Company's Articles of Incorporation (the "Articles") and By-Laws (the "By-Laws") contain provisions which may be deemed to be "anti-takeover" in nature in that such provisions may deter, discourage or make more difficult the assumption of control of the Company by another corporation or person through a tender offer, merger, proxy contest or similar transaction. The Articles permit the Board of Directors to establish the rights, preferences, privileges and restrictions of, and to issue, up to 1,000,000 shares of Preferred Stock without stockholder approval. The Company's Articles also provide for the staggered election of directors to serve for successive three-year terms. The Company has also adopted a Shareholder Rights Plan and certain change of control agreements with key officers which may make it more difficult to effect a change in control of the Company and replace incumbent management. In addition, the Company is subject to certain anti-takeover provisions of the Florida Business Corporation Act. The provisions of the Company's Articles and By-Laws, the existence of the Shareholder Rights Plan and the change of control agreements and the application of the anti-takeover provisions of the Florida Business Corporation Act could have the effect of discouraging, delaying or preventing a change of control of the Company not approved by the Board of Directors, which could adversely affect the market price of the Company's Common Stock. See "Description of Capital Stock -- Anti-takeover Provisions."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Common Stock offered by the Company, at an assumed public offering price of $22 7/8 per share, are estimated to be $33.7 million ($42.4 million if the Underwriters' over-allotment option is exercised in full) after deduction of the underwriting discount and the estimated offering expenses payable by the Company. The Company will not receive any of the net proceeds of the sale of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

     The net proceeds of the Offering to the Company will be used to fund the Company's growth strategy, including acquisitions, working capital and capital expenditures and for other general corporate purposes. The Company may also reduce certain indebtedness, subject to reborrowing. These facilities have been used for working capital purposes and equipment purchases. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources" and Note 6 of Notes to the Consolidated Financial Statements for a further description of the Company's indebtedness, including these facilities.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is traded on the New York Stock Exchange under the symbol "DY." The following table sets forth, for the periods indicated, the high and low closing sale prices of the Common Stock as reported on the New York Stock Exchange.

                                                               HIGH        LOW
                                                              -------    -------
FISCAL YEAR ENDED JULY 31, 1996
First Quarter...............................................  $ 8        $ 6 3/8
Second Quarter..............................................    7 1/8      5
Third Quarter...............................................    9 1/4      5 7/8
Fourth Quarter..............................................   13 1/8      8 7/8
FISCAL YEAR ENDED JULY 31, 1997
First Quarter...............................................   14 3/8     11 1/2
Second Quarter..............................................   12 1/4      9 1/4
Third Quarter...............................................   12 1/4     10
Fourth Quarter..............................................   18 1/8      9 7/8
FISCAL YEAR ENDED JULY 31, 1998
First Quarter...............................................   23 1/8     16 9/16
(through September 29, 1997)

     On September 29, 1997, the closing sale price of the Common Stock as reported on the New York Stock Exchange was $22 7/8 per share. The number of shareholders of record on September 29, 1997 was approximately 660.

     The Company currently intends to retain future earnings, and since 1982, no cash dividends have been paid by the Company. The Board of Directors will determine any future change in dividend policies based on financial conditions, profitability, cash flow, capital requirements, and business outlook, as well as other factors relevant at the time. The Company's credit facilities expressly limit the payment of cash dividends to fifty percent (50%) of each fiscal year's after-tax profits. The credit facilities' restrictions regarding the Company's debt to equity, quick and current ratios also affect the Company's ability to pay dividends.

                                 CAPITALIZATION

     The following table sets forth the actual capitalization of the Company as of July 31, 1997 and the capitalization as adjusted to reflect the sale of 1,573,378 shares of Common Stock offered hereby, at an assumed public offering price of $22 7/8 per share, and the application of the estimated net proceeds therefrom as described in "Use of Proceeds." The information set forth in the table below should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus.

                                                                    JULY 31, 1997
                                                              --------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              -----------   ------------
Long-term debt, including current portion(1)................  $11,978,898   $ 11,978,898
Stockholders' equity:
  Preferred Stock, $1.00 par value, 1,000,000 shares
     authorized; no shares issued and outstanding...........           --             --
  Common Stock, $0.33 1/3 par value; 50,000,000 shares
     authorized; 10,867,877 shares issued and outstanding;
     12,441,255 shares issued and outstanding as
     adjusted(2)............................................    3,622,625      4,147,085
  Additional paid-in capital................................   25,421,701     58,598,857
  Retained earnings.........................................    4,707,930      4,707,930
                                                              -----------   ------------
          Total stockholders' equity........................   33,752,256     67,453,872
                                                              -----------   ------------
               Total capitalization.........................  $45,731,154   $ 79,432,770
                                                              ===========   ============

---------------

(1) Long-term debt, including current maturities of $2,966,832. For information concerning the Company's long-term debt, see Note 6 of the Notes to Consolidated Financial Statements.

(2) Excludes 647,980 shares of Common Stock reserved for issuance under the Company's 1991 Incentive Stock Option Plan, under which options to purchase 455,921 shares of Common Stock have been granted, 91,778 of which are currently exercisable.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table summarizes certain summary consolidated financial data and is qualified by reference to and should be read in conjunction with the Company's Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein and with the Selected Financial Data contained in the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1997 incorporated by reference herein. The selected consolidated financial data for each of the years in the three-year period ended July 31, 1997 are derived from consolidated financial statements included herein and incorporated by reference from the Company's Annual Report on Form 10-K for the year ended July 31, 1997 and that have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is included herein and incorporated herein by reference.

     The financial statements of CCG (consolidated with those of the Company) have been audited by Nowalk & Associates, independent auditors, as stated in their reports, which are included herein and incorporated herein by reference.

                                                                    YEAR ENDED JULY 31,
                                                          ---------------------------------------
                                                             1995          1996          1997
                                                          -----------   -----------   -----------
                                                            (IN THOUSANDS, EXCEPT SHARE AND PER
                                                                        SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues:
  Contract revenues earned..............................  $   186,957   $   194,053   $   242,958
  Other, net............................................        1,376         1,207           966
                                                          -----------   -----------   -----------
          Total revenues................................      188,333       195,260       243,924
                                                          -----------   -----------   -----------
Expenses:
  Cost of earned revenues, excluding depreciation.......      153,284       155,770       192,412
  General and administrative............................       19,010        20,485        23,780
  Depreciation and amortization.........................        7,165         7,624         8,690
                                                          -----------   -----------   -----------
          Total expenses................................      179,459       183,879       224,882
                                                          -----------   -----------   -----------
Income before income taxes..............................        8,874        11,381        19,042
Provision for income taxes..............................        3,733         3,717         7,823
                                                          -----------   -----------   -----------
Net income..............................................  $     5,141   $     7,664   $    11,219
                                                          ===========   ===========   ===========
Earnings per common and common equivalent share:
  Primary...............................................  $      0.49   $      0.71   $      1.02
                                                          ===========   ===========   ===========
  Fully diluted.........................................  $      0.49   $      0.70   $      1.02
                                                          ===========   ===========   ===========
Shares used in computing earnings per common and common
  equivalent share:
  Primary...............................................   10,588,766    10,859,819    10,948,689
                                                          ===========   ===========   ===========
  Fully diluted.........................................   10,588,766    10,928,284    10,994,500
                                                          ===========   ===========   ===========
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...............................  $     4,419   $     3,928   $     6,646
Working capital.........................................        6,631         8,223        16,219
Total assets............................................       64,218        66,195        88,162
Long-term debt, including current portion...............       21,380        13,701        11,979
Total stockholders' equity..............................       13,319        21,182        33,752

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Dycom derives most of its contract revenues earned from engineering, construction and maintenance services to the telecommunications industry. In addition, contract revenues earned are derived from underground utility locating services and from maintenance and construction services provided to the electric utility industry. The Company currently performs work for more than 25 local exchange carriers, cable television multiple system operators, long distance carriers, competitive access providers, and electric utilities, principally in the Southeast, Northeast, Midwest and Mid-Atlantic United States. The Company expects that future growth in contract revenues earned will be generated from
(i) increasing the volume of services to existing customers; (ii) expanding the scope of services to existing customers; (iii) broadening its customer base; and
(iv) geographically expanding its service area. Growth is expected to result from internal sources as well as through acquisitions. Other revenues include gain on sale of surplus equipment and interest income.

     In July 1997, Dycom completed the CCG Acquisition in a transaction accounted for as a pooling of interest. CCG's revenues for fiscal 1997 were approximately $67.7 million. CCG provides engineering, construction, and maintenance services for cable television multiple system operators. Its principal customer is Comcast Cable Communications, Inc., which accounted for 81.0% of CCG's revenues and 23.3% of Dycom's contract revenues in fiscal 1997. Dycom's financial statements and all financial and operating data derived therefrom have been combined for all periods presented herein to include the financial condition and results of operations of CCG.

     Dycom provides services to its customers pursuant to master service agreements and contracts for particular projects. Under master service agreements, Dycom agrees to provide, for a period of several years, all specified service requirements to its customer within a given geographical territory. The customer, with certain exceptions, agrees to purchase such requirements from Dycom. Materials to be used in these jobs are generally provided by the customer. Master service agreements generally provide that Dycom will furnish a specified unit of service for a specified unit price (e.g., fiber optic cable will be installed underground for a specified rate of dollars per foot). The Company recognizes revenue under master service agreements on the percentage of completion basis. Dycom is currently party to 15 master service agreements, which accounted for approximately 40% of fiscal 1997 revenues. Master service agreements are typically bid initially and may be extended by negotiation. The remainder of Dycom's services are provided pursuant to contracts for particular jobs, which are generally from three to four months in duration from the contract date, depending upon the size of the project. These contracts may be either bid or negotiated.

     Cost of earned revenues includes all direct costs of providing services under the Company's contracts, other than depreciation on fixed assets owned by the Company or utilized by the Company under capital leases, which are included in depreciation and amortization expense. Cost of earned revenues includes all costs of construction personnel, subcontractor costs, all costs associated with operation of equipment, excluding depreciation, materials not supplied by the customer and insurance. Because the Company is primarily self-insured for automobile, general liability, workers' compensation, and employee group health claims, a change in experience or actuarial assumptions that did not affect the rate of claims payments could nonetheless materially adversely affect results of operations in a particular period. General and administrative costs include all costs of holding company and subsidiary management personnel, rent, utilities, travel and centralized costs such as insurance administration, interest on debt, professional costs and certain clerical and administrative overhead. The Company's management personnel, including subsidiary management, undertake all sales and marketing functions as part of their management responsibilities, and, accordingly, the Company does not incur material selling expenses.

     Dycom, founded in 1969, witnessed significant growth during the 1980's as the result of increasing competitive growth in the long distance telephone market and the needs of the long distance carriers to replace their copper cabling with fiber optic cable. Through 1990, Dycom acquired nine operating subsidiaries. As long distance carriers completed most of their long haul lines in the late 1980's, the Company shifted its focus to the local exchange carrier market. During the early 1990's, Dycom's results of operations were materially adversely affected by a number of internal developments, including (i) adjustments taken to insurance reserves in 1991, (ii) write-offs of intangible assets, including goodwill, of $24.3 million and $1.4 million in 1993 and 1994, respectively, incurred in connection with four acquisitions, which contributed to net losses in those years, and (iii) significant costs and distraction of management attention associated with a range of litigation and a governmental investigation, including shareholder litigation and protracted litigation with a former officer involved in a takeover effort. See Selected Financial Data for the five years ended July 31, 1997 in the Annual Report on Form 10-K for the year ended July 31, 1997 incorporated by reference herein. All of these matters were concluded in or before the 1995 fiscal year. Management of the Company does not believe that any of the events or circumstances it faced in the early 1990's are indicative of the manner in which the Company currently operates or the Company's future prospects.

RESULTS OF OPERATIONS

     The following table sets forth, as a percentage of contract revenues earned, certain items in the Company's statement of operations for the periods indicated:

                                                                YEAR ENDED JULY 31,
                                                              ------------------------
                                                               1995     1996     1997
                                                              ------   ------   ------
Revenues:
  Contract revenues earned..................................   100.0%   100.0%   100.0%
  Other, net................................................     0.7      0.6      0.4
                                                              ------   ------   ------
          Total revenues....................................   100.7    100.6    100.4
Expenses:
  Cost of earned revenue, excluding depreciation............    82.0     80.3     79.2
  General and administrative................................    10.2     10.6      9.8
  Depreciation and amortization.............................     3.8      3.9      3.6
                                                              ------   ------   ------
          Total expenses....................................    96.0     94.8     92.6
                                                              ------   ------   ------
Income before income taxes..................................     4.7      5.8      7.8
Provision for income taxes..................................     2.0      1.9      3.2
                                                              ------   ------   ------
Net income..................................................     2.7%     3.9%     4.6%
                                                              ======   ======   ======

YEAR ENDED JULY 31, 1997 COMPARED TO YEAR ENDED JULY 31, 1996

     Revenues. Contract revenues increased $48.9 million or 25.2% to $243.0 million in fiscal 1997 from $194.1 million in fiscal 1996. Of this increase, $40.7 million was attributable to the telecommunications services group, $6.1 million was attributable to the electric services group and $2.1 million was attributable to the underground utility locating services group, reflecting an increased overall market demand for the Company's services. During fiscal 1997, the Company recognized $210.4 million of contract revenues from the telecommunications services group as compared to $169.7 million in fiscal 1996. The increase in the Company's telecommunications services group reflects an increased volume of projects and activity in fiscal 1997 associated with the cable television services group, which increased by $19.4 million to $70.6 million in fiscal 1997 from $51.2 million in fiscal 1996, the design and installation of broadband networks, telephone engineering services and premise wiring services, partially offset by a slight decline in contract revenues from services performed under master services agreements. Contract revenues from master services agreements, however, continue to be a significant source of the Company's revenues, representing approximately 40% of total contract revenues in fiscal 1997 as compared to 47.2% in fiscal 1996. The Company recognized contract revenues of $16.8 million from electric utilities services in fiscal 1997 as compared to $10.7 million in fiscal 1996, an increase of 57.0%. The Company recognized contract revenues of $15.8 million from underground utility locating services in fiscal 1997 as compared to $13.7 million in fiscal 1996, an increase of 15.2%.

     Cost of Earned Revenues. Cost of earned revenues increased $36.6 million to $192.4 million in fiscal 1997 from $155.8 million in fiscal 1996, but decreased slightly as a percentage of contract revenues to

79.2% from 80.3%. Direct labor, subcontract and materials costs declined slightly as a percentage of contract revenues as a result of improved productivity in the labor force and the utilization of more modern equipment. Additionally, insurance costs declined by approximately $1.6 million as a result of fewer claims arising in fiscal 1997.

     General and Administrative Expenses. General and administrative expenses increased $3.3 million to $23.8 million in fiscal 1997 from $20.5 million in fiscal 1996, but decreased as a percentage of contract revenues to 9.8% from 10.6%. The increase in general and administrative expenses was primarily attributable to a $2.1 million increase in administrative salaries, bonuses, employee benefits and payroll taxes and an increase of $300,000 in the provision for doubtful accounts. The Company also incurred professional and related expenses associated with the CCG Acquisition of $400,000 in fiscal 1997.

     Depreciation and Amortization. Depreciation and amortization expense increased $1.1 million to $8.7 million in fiscal 1997 from $7.6 million in fiscal 1996, but decreased as a percentage of contract revenues to 3.6% from 3.9%. The increase in amount reflects the depreciation of additional capital expenditures incurred in the ordinary course of business.

     Income Taxes. The provision for income taxes was $7.8 million in fiscal 1997 as compared to $3.7 million in fiscal 1996. The provision for income taxes for 1996 reflects a reduction of $1.1 million in a valuation allowance relative to certain deferred tax assets. The Company's effective tax rate was 41.1% in fiscal 1997 as compared to 32.7% in fiscal 1996. The effective tax rate differs from the statutory tax rate due to state income taxes, the amortization of intangible assets that do not provide a tax benefit, other non-deductible expenses for tax purposes and, in fiscal 1996, the reduction in a valuation allowance relative to certain deferred tax assets.

     Net Income. Net income increased to $11.2 million in fiscal 1997 from $7.7 million in fiscal 1996, a 46.9% increase.

YEAR ENDED JULY 31, 1996 COMPARED TO YEAR ENDED JULY 31, 1995

     Revenues. Contract revenues increased $7.1 million or 3.8% to $194.1 million in fiscal 1996 from $187.0 million in fiscal 1995. For fiscal 1996, the telecommunications services group contract revenues increased by $8.8 million, which was offset by declines in contract revenues from the utility locating services and the electrical services groups of $1.1 million and $600,000, respectively. During fiscal 1996, the Company recognized $169.7 million of contract revenues from the telecommunications services group as compared to $160.9 million in fiscal 1995. The telecommunications services group experienced an increased volume of projects and activity in fiscal 1996 associated with the design and installation of broadband networks, telephony engineering and design services and premise wiring services, which was partially offset by a decline in contract revenues from services performed under master service agreements. Contract revenues from master service agreements represented 47.2% of contract revenues in fiscal 1996 as compared to 52.1% in fiscal 1995. The Company recognized contract revenues from electrical services of $10.7 million in fiscal 1996 as compared to $11.3 million in fiscal 1995, a decrease of 5.3%, as a result of lower volume from bid contracts, partially offset by improved volume and pricing under certain existing contracts. The Company recognized contract revenues from underground utility locating services of $13.7 million in fiscal 1996 as compared to $14.8 million in fiscal 1995, a decrease of 7.4%, as a result of the loss of a certain underground utility locating contract during the competitive bid process, partially offset by the realization of certain new underground utility locating business.

     Cost of Earned Revenues. Cost of earned revenues increased $2.5 million to $155.8 million in fiscal 1996 from $153.3 million in fiscal 1995, but decreased as a percentage of contract revenues to 80.3% from 82.0%. Direct labor, subcontract and materials costs declined slightly as a percentage of contract revenues as a result of improved productivity in the labor force and the utilization of more modern equipment on projects. Additionally, insurance costs increased by approximately $900,000 as a result of more claims arising in fiscal 1996.

     General and Administrative Expenses. General and administrative expenses increased $1.5 million to $20.5 million in fiscal 1996 from $19.0 million in fiscal 1995, and increased as a percentage of contract revenues to 10.6% from 10.2%. The increase in general and administrative expenses was primarily attributable to a $1.1 million increase in administrative salaries, wages and related payroll taxes and an increase of $300,000 in professional expenses.

     Depreciation and Amortization. Depreciation and amortization expense increased $459,000 to $7.6 million in fiscal 1996 from $7.2 million in fiscal 1995, and increased slightly as a percentage of contract revenues to 3.9% from 3.8%. The increase reflected the depreciation of additional capital expenditures incurred in the ordinary course of business.

     Income Taxes. The provision for income taxes was $3.7 million in fiscal 1996, as well as in fiscal 1995. The provision for income taxes for 1996 reflects a reduction of $1.1 million in a valuation allowance relative to certain deferred tax assets. The Company's effective tax rate was 32.7% in fiscal 1996 as compared to 42.1% in fiscal 1995. The effective tax rate differed from the statutory tax rate due to state income taxes, the amortization of intangible assets that do not provide a tax benefit, other non-deductible expenses for tax purposes and, in fiscal 1996, the reduction in a valuation allowance relative to certain deferred tax assets.

     Net Income. Net Income increased to $7.7 million in fiscal 1996 from $5.1 million in fiscal 1995, a 49.1% increase.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth historical financial data for the fiscal quarters of 1996 and 1997. This quarterly information is unaudited, but has been prepared on a basis consistent with the Company's audited financial statements presented elsewhere herein and, in the Company's opinion, includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented. The operating results for any quarter are not necessarily indicative of the results for any future period.

                                                                                QUARTER ENDED
                                            -------------------------------------------------------------------------------------
                                            OCT. 31,   JAN. 31,   APR. 30,   JULY 31,   OCT. 31,   JAN. 31,   APR. 30,   JULY 31,
                                              1995       1996       1996       1996       1996       1997       1997       1997
                                            --------   --------   --------   --------   --------   --------   --------   --------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Total revenues............................   $50,854    $45,290    $45,215    $53,901    $56,414    $57,275    $63,181    $67,053
Expenses:
  Cost of earned revenues.................    40,939     36,666     36,039     42,126     45,010     46,255     49,707     51,440
  General and administrative..............     5,276      4,895      4,981      5,332      5,351      5,405      6,659      6,365
  Depreciation and amortization...........     1,920      1,946      1,689      2,069      2,073      2,040      2,114      2,463
                                             -------    -------    -------    -------    -------    -------    -------    -------
        Total expenses....................    48,135     43,507     42,709     49,527     52,434     53,700     58,480     60,268
                                             -------    -------    -------    -------    -------    -------    -------    -------
Income before income taxes................     2,719      1,783      2,506      4,374      3,980      3,575      4,701      6,785
Provision for income taxes................     1,197        669      1,062        790      1,745      1,261      1,882      2,894
                                             -------    -------    -------    -------    -------    -------    -------    -------
Net income................................   $ 1,522    $ 1,114    $ 1,444    $ 3,584    $ 2,235    $ 2,314    $ 2,819    $ 3,891
                                             =======    =======    =======    =======    =======    =======    =======    =======
Earnings per share
  Primary.................................   $  0.14    $  0.11    $  0.14    $  0.33    $  0.20    $  0.21    $  0.26    $  0.35
  Fully diluted...........................   $  0.14    $  0.11    $  0.14    $  0.33    $  0.20    $  0.21    $  0.26    $  0.35
AS A PERCENTAGE OF TOTAL REVENUES:
Total revenues............................     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%
Expenses:
  Cost of earned revenues.................      80.5       81.0       79.7       78.2       79.8       80.8       78.7       76.7
  General and administrative..............      10.4       10.8       11.0        9.9        9.5        9.4       10.5        9.5
  Depreciation and amortization...........       3.8        4.3        3.7        3.8        3.7        3.6        3.4        3.7
                                             -------    -------    -------    -------    -------    -------    -------    -------
        Total expenses....................      94.7       96.1       94.4       91.9       93.0       93.8       92.6       89.9
                                             -------    -------    -------    -------    -------    -------    -------    -------
Income before income taxes................       5.3        3.9        5.6        8.1        7.0        6.2        7.4       10.1
Provision for income taxes................       2.3        1.5        2.4        1.5        3.0        2.2        3.0        4.3
                                             -------    -------    -------    -------    -------    -------    -------    -------
Net income................................       3.0%       2.4%       3.2%       6.6%       4.0%       4.0%       4.4%       5.8%
                                             =======    =======    =======    =======    =======    =======    =======    =======

     The Company has historically experienced variability in revenues, income before income taxes and net income on a quarterly basis. A significant amount of this variability is due to the fact that the Company's business is subject to seasonal fluctuations, with activity in its second and occasionally third fiscal quarter (the quarters ended January 31 and April 30 in a given fiscal year ) being adversely affected by winter weather. For example, the Company's revenues, income before income taxes and net income for the second and third fiscal quarters of 1996 were adversely affected by severe winter weather, including significant snowfall, experienced at that time. In addition, budgetary spending patterns of significant customers, which often run on a calendar year basis, have resulted in greater volatility of second fiscal quarter results. The Company has witnessed increased sales of engineering services in recent years, and an increase in the level of such services may offset the effect of these seasonal factors, although no assurance can be given.

     The Company has experienced and expects to continue to experience quarterly fluctuations in revenues, income before income taxes and net income as a result of other factors, including the timing and volume of customers' construction and maintenance projects, the commencement, renewal or the termination of master service agreements, safety performance and the timing of additional costs to support growth by acquisition or otherwise.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's needs for capital are attributable primarily to its needs for equipment to support its contractual commitments to customers and its needs for working capital sufficient for general corporate purposes. Capital expenditures have been financed by operating and capital leases and by bank borrowings. To the extent that the Company seeks to grow by acquisitions that involve consideration other than Company stock, the Company's capital requirements may increase, although the Company is not currently subject to any commitments or obligations with respect to any acquisitions. The Company's sources of cash have historically been from operating activities, bank borrowings and from proceeds arising from the sale of idle and surplus equipment and real property.

     For 1997, net cash provided by operating activities was $9.8 million compared to $13.8 million for 1996 and $12.3 million for 1995. The decrease in 1997 was due primarily to an increase in accounts receivable.

     For 1997, net cash used in investing activities for capital expenditures was $12.1 million, compared to $10.7 million in 1996 and $8.7 million in 1995. For 1997, these expenditures were for the normal replacement of equipment and the buyout of certain operating leases on terms favorable to the Company. For 1996, these expenditures were for normal equipment replacement and for expansion in the underground utility locating group's geographic market. In addition to equipment purchases, the Company obtained approximately $3.3 million of equipment in 1997, $3.0 million of equipment in 1996, and $4.4 million of equipment in 1995 under noncancellable operating leases.

     On April 28, 1997, the Company signed a new $35 million credit agreement arranged by a group of banks led by Dresdner Bank Lateinamerika AG. The Company utilized $10.2 million of the new facilities to satisfy its then outstanding long-term debt, $4.2 million to finance its increased working capital requirements, and $800,000 for capital equipment expenditures. The new credit agreement, in total, provides for a (i) $10.0 million revolving working capital facility, (ii) $10.0 million standby letter of credit facility, (iii) $9.0 million five-year term loan, and (iv) $6.0 million revolving equipment acquisition facility. The new credit agreement increased the level of available financing by $11.2 million over the limits set in the Company's previous credit facility. The Company sought this increased borrowing to facilitate its ability to meet its working capital needs in order to sustain its current level of internal growth.

     The new credit agreement requires the Company to maintain certain financial covenants and conditions such as not more than a 3.0:1 debt-to-equity ratio, a current ratio of not less than 1.4:1, a quick ratio of not less than 0.75:1, and net profit levels of $4.0 million in the first year, increasing thereafter in $750,000 increments, as well as placing restrictions on encumbrances of assets and creation of additional indebtedness. The new credit agreement also limits the payment of cash dividends to 50% of the fiscal net after tax profits. At July 31, 1997, the Company was in compliance with all covenants and conditions under the credit facility.

     The revolving working capital facility is available for a one-year period and bears interest, at the option of the Company, at the bank's prime interest rate minus 1.00% or LIBOR plus 1.50%. As of July 31, 1997, the Company had borrowed $4.2 million against the revolving working capital facility to meet current working capital requirements, leaving an available borrowing capacity of $5.8 million. At July 31, 1997, the interest rate on the outstanding balance was at LIBOR plus 1.50% (7.56%).

     The term loan facility has a five-year maturity and bears interest at the bank's prime interest rate minus 0.50% (8.00% at July 31, 1997). The term loan principal and interest is payable in quarterly installments through April, 2002. The Company used $9.0 million of the facility to refinance the indebtedness under the previous revolving credit facility. During fiscal 1997, the Company repaid $500,000 on this facility.

     The revolving equipment acquisition facility is available for a one-year period and bears interest, at the option of the Company, at the bank's prime interest rate minus 0.75% or LIBOR plus 1.75%. Advances against this facility are converted into term loans with maturities not to exceed 48 months. The outstanding principal on the equipment acquisition term loans is payable in monthly installments through January 2001. As of July 31, 1997, the Company had borrowed $1.2 million to refinance the indebtedness under the previous equipment acquisition term loans and an additional $0.8 million to finance the acquisition of new equipment. The Company repaid $100,000 and has remaining available borrowing capacity of $4.1 million under this facility. At July 31, 1997, the interest rate on the outstanding equipment acquisition term loans was at LIBOR plus 1.75% (7.81%).

     The standby letter of credit facility is available for a one-year period. At July 31, 1997, the Company had $9.2 million in outstanding standby letters of credit issued as security to the Company's insurance administrators, as part of its self-insurance program leaving $0.8 million of available borrowing capacity.

     CCG maintains a $6.6 million working capital bank credit facility. The interest rate on this credit facility is at the bank's prime rate plus 0.75% and is collateralized by 75% of the eligible trade accounts receivable and inventories. During 1997, certain financial covenants were breached and the bank waived such violations. At July 31, 1997, CCG was in compliance with the bank credit facility covenants and conditions. At July 31, 1997, the outstanding principal balance was $5.9 million. This credit facility was an existing arrangement made prior to the CCG Acquisition.

     Net days of contract revenues in trade accounts receivable, including retainage, was 52 days at July 31, 1997, compared to 41 days at July 31, 1996 and 48 days at July 31, 1995.

     The Company foresees its capital resources together with existing cash balances to be sufficient to meet its financial obligations, including the scheduled debt payments under the new credit agreement and operating lease commitments, and to support the Company's normal replacement of equipment at its current level of business for at least the next twelve months. The Company's future operating results and cash flows may be affected by a number of factors including the Company's success in bidding on future contracts and the Company's continued ability to effectively manage controllable costs.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In February 1997, the FASB issued SFAS No. 128 "Earnings per Share" which changes the method of calculating earnings per share and is effective for fiscal years ending after December 15, 1997. SFAS No. 128 requires the presentation of "basic" earnings per share and "diluted" earnings per share on the face of the income statement. Basic earnings per share is computed by dividing the net income available to common shareholders by the weighted average shares of outstanding common stock. The calculation of diluted earnings per share is similar to basic earnings per share except the denominator includes dilutive common stock equivalents such as stock options and warrants. The Company will adopt SFAS No. 128 in fiscal 1998 as early adoption is not permitted. The disclosure of earnings per share under SFAS No. 128 is not expected to be materially different than the current disclosure of earnings per share.

     In June 1997, the FASB issued SFAS No. 130 "Reporting Comprehensive Income" which establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. This statement requires that an enterprise classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. This statement is effective for fiscal years beginning December 15, 1997.

     In June 1997, the FASB issued SFAS No. 131 "Disclosure about Segments of an Enterprise and Related Information" which establishes standards for public business enterprises to report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to shareholders. It also establishes the standards for related disclosures about products and services, geographic areas, and major customers. This statement requires that a public business enterprise report financial and descriptive information about its reportable operating segments. The financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. This statement is effective for financial statements for periods beginning after December 15, 1997.

     Management is currently evaluating the requirements of SFAS No. 130 and No. 131, respectively.

                                    BUSINESS

OVERVIEW

     Dycom is a leading provider of engineering, construction and maintenance services to telecommunications providers that operate throughout the United States. The Company's comprehensive range of telecommunications infrastructure services include the engineering, placement and maintenance of aerial, underground, and buried fiber-optic, coaxial and copper cable systems owned by local and long distance communications carriers, competitive local exchange carriers, and cable television multiple system operators. Additionally, the Company provides similar services related to the installation of integrated voice, data, and video local and wide area networks within office buildings and similar structures. Dycom also performs underground utility locating and electric utility contracting services. For the fiscal year ended July 31, 1997, telecommunications services contributed approximately 87% of contract revenues, underground utility locating services contributed 6%, and electric utility contracting services contributed 7%.

     Through its nine active wholly-owned subsidiaries, Dycom has established relationships with many leading local exchange carriers, long distance providers, competitive access providers, cable television multiple system operators and electric utilities. Such key customers include BellSouth Telecommunications, Inc., Comcast Cable Communications, Inc., The Southern New England Telephone Company, GTE Corporation, U.S. West Communications, Inc., and Florida Power & Light Company. Approximately 40% of the Company's revenues come from multi-year master service agreements with large telecommunications providers and electric utilities.

     In July 1997, Dycom acquired Communications Construction Group, Inc. ("CCG"), a Pennsylvania-based provider of construction services to cable television multiple system operators (the "CCG Acquisition"). CCG generated revenues of $67.7 million in its fiscal year 1997. This transaction diversified Dycom's telephone company customer base to include a broader mix of work for cable television multiple system operators. The acquisition also created a greater geographic presence for Dycom in the Mid-Atlantic, Midwest and Northeast regions of the United States.

INDUSTRY OVERVIEW

     The telecommunications industry is undergoing rapid change. Deregulation, competitive deployment of networks and growth in consumer demand for enhanced telecommunications services create the need for the construction of additional telecommunications infrastructure for new and existing providers. As a result of this increased need for upgraded and expanded telecommunications infrastructure and the focus on reducing costs, telecommunications providers have been outsourcing and are expected to continue to outsource, telecommunications infrastructure engineering, construction and maintenance services.

     Deregulation. The Telecom Act, enacted on February 8, 1996, substantially revised the Federal Communications Act of 1934. It established a dual federal-state regulatory framework for eliminating certain barriers to competition faced by competitors of incumbent local exchange carriers. Among other things, it preempts state and local government control over access to the telecommunications market and opens such market to new entrants. The elimination of entry barriers will lead to increased construction of competing telecommunications networks as competitive telecommunications providers, existing as well as new, expand into new markets and offer services that once were reserved for incumbents. The competition generated by the Telecom Act is expected to continue to spur existing service providers to expand and improve their existing facilities.

     While the Telecom Act significantly removed barriers to competition, many state regulatory commissions have modified regulation of telecommunications providers. Historically, telecommunications providers were limited by state regulations to earning a predetermined return on capital investments. Since 1994, a significant majority of the states have repealed such regulations, substituting in their place regulations which limit the price telecommunications providers may charge consumers, while eliminating the caps on the profits they may earn. These new state regulatory frameworks eliminate profit guarantees for telecommunications providers, while offering the potential for enhanced profitability. The combined effect of increased competition and the prospects for greater profitability will lead new and existing telecommunications providers to become increasingly efficient in constructing and maintaining telecommunications infrastructure.

     Competitive Deployment of Networks. Telecommunications providers and cable television multiple system operators are actively expanding networks to provide their customers with a combined offering of voice, video and data communications services. Additionally, electric utilities are currently using fiber optic technology to develop and maintain demand monitoring systems. These systems can be used as a means of controlling the need to build additional generation capacity and also provides electric utilities opportunities to market excess communications capacity to telecommunications providers. Once built, these systems will require continuous maintenance and periodic upgrading. Such additional telecommunications infrastructure will also permit long distance carriers and content providers to connect customers without the need to pay exchange access fees to their competitors, local exchange carriers or cable companies.

     While data specific to the telecommunications engineering, construction and maintenance industry is not readily available, one indication of the industry's growth opportunity is the level of sales of fiber optic cable. According to KMI Corporation, an independent industry research firm, approximately 11 million kilometers of fiber optic cable were sold in 1996 in North America, an increase of 22% from slightly over 9 million kilometers in 1995. By 2001, annual fiber optic demand is expected to exceed 20 million kilometers. KMI estimates that capital expenditures relating to the purchase of fiber optic cable will grow from $2.1 billion in 1997 to $3.3 billion in 2001.

     Growth in Consumer Demand. Increasing consumer demand is also spurring growth in the telecommunications industry. Not only has the amount of traditional telephone voice traffic increased, but the growth of personal computers and modems has created significant data traffic from a wide variety of sources. For example, businesses with multiple locations increasingly require geographically dispersed local area networks to be linked in sophisticated wide area networks handling large volumes of telecommunications traffic. In addition, the Internet has expanded beyond its traditional data transmission and file-sharing functions to offer e-mail, new data sources, commercial services, transaction processing, independent bulletin boards, the World Wide Web and voice transmission. To handle the growing volume of communications traffic and to provide faster and higher quality transmission, telecommunications providers will be required to upgrade and expand their telecommunications networks and related infrastructure.

     Consumer demand for services provided over fiber optic cable has resulted in a demand for broader bandwidth. Limited by the size of the cable or other facilities through which communications flow, bandwidth controls both the speed and breadth of voice, video and data communications. Because of the physical limitations of the existing network facilities, there is an immediate need to upgrade facilities with new and innovative technology, expanding and, in many cases, replacing existing telecommunications infrastructure to allow for increased bandwidth and the resultant faster and greater volume of communications flow.

     Even local governments are increasingly becoming directly involved in telecommunications network construction because of the perception that telecommunications infrastructure is essential to economic growth. Local governments spur increased demand for cable television construction services by imposing requirements for improved services as a precondition to renewal of franchises. Additionally, in some cases, local governments view the construction of such infrastructure as an appropriate governmental response to private enterprises' failure to act in a timely manner, and the cost of expanding and upgrading telecommunications infrastructure is appearing more frequently in governmental budgets.

     Increased Outsourcing. The need to upgrade and expand telecommunications infrastructure as a result of deregulation, competitive deployment of networks and the growth in consumer demand for enhanced telecommunications services have stimulated, and are expected to continue to stimulate, telecommunications providers to increase the current level of outsourcing to the telecommunications engineering, construction and maintenance services industry. The outsourcing trend has largely been driven by the efforts of telecommunications providers to reduce costs and to focus on their core competencies. Independent contractors, such as the Company, typically have lower cost structures than the telecommunications providers, primarily as a result of the independent contractors' lower direct and overhead cost structures. In addition, the Company believes that telecommunications providers are seeking comprehensive solutions to their infrastructure needs by utilizing fewer qualified contractors to provide a full range of telecommunications infrastructure services.

     Participant Consolidation. Historically, the telecommunications engineering, construction and maintenance services industry has been highly fragmented. Although industry annual revenues are estimated to be several billions of dollars, few of these companies are publicly traded. Most engineering, construction and maintenance service companies are small, privately-held companies with annual revenues of less than $100 million. While the industry has attracted some participation in the past from pipeline and power plant construction firms, to date these firms have not significantly impacted the industry.

     In response to the newly deregulated operating environment, the industry has experienced some increase in business combinations among the smaller private firms. The resulting combinations, for the most part, however, may be unable, due to resource constraints, to adequately meet the standards demanded by telecommunications providers seeking to outsource their telecommunications infrastructure services function. Going forward, service firms will need significant management expertise, technical capabilities and capital resources to provide the level of service necessary to gain significant market share. As a result, the Company believes that the industry will experience consolidation in the future and that strategic acquisition opportunities will continue to become available.

THE DYCOM SOLUTION

     Dycom provides a comprehensive solution to telecommunications providers operating throughout the United States who need to deploy large and complex telecommunications infrastructure quickly and with a high level of quality. The Company's ability to serve a wide and diverse geographic area and its demonstrated expertise in engineering and construction project management give Dycom a distinct competitive advantage in obtaining customer service contracts. As telecommunications providers begin to offer new and expanded services on a global basis, the time to market for these services is a critical factor in their success. Dycom is able to rapidly mobilize its capital equipment, financial assets and personnel resources to effectively respond to the increasing scale and time constraints of customer demands. Dycom has offered its telecommunications engineering, construction and maintenance services solution on a national basis to local and long distance communications carriers, competitive access providers, cable television multiple system operators and electric utilities since 1984.

BUSINESS STRATEGY

     Dycom's objective is to be a leading high quality and cost effective provider of engineering, construction and maintenance services to the telecommunications industry. To meet this objective, Dycom has identified the following key business strategies:

     Leverage Expertise and Leadership Position. Dycom believes that in this highly fragmented industry, its technical expertise and reputation should give it a competitive advantage in securing new business from its current customers, as well as from new customers. The Company believes that its reputation for quality and reliability, operating efficiency, financial and personnel resources, and technical expertise (e.g., ability to serve a wide geographic area and ability to provide customers with a comprehensive solution) provide it with a competitive advantage in bidding for and winning new contracts. The Company intends to pursue the larger, more technically complex telecommunications infrastructure projects where its technical expertise and reputation should have a greater impact.

     Effectively Utilize Decentralized Management. In order to enhance customer service, the Company maintains a focused, decentralized management structure. Dycom's holding company structure emphasizes the importance of local subsidiary-based management teams, which are granted significant operating flexibility in running their business. The Company believes that this decentralized operating structure enables management to make decisions and mobilize resources more quickly based on knowledge of the local markets and the specific needs of their customers. The Company complements the decentralized operating structure by sharing operating information among its subsidiaries.

     Reduce Operating Costs and Increase Productivity. Dycom believes that the cost savings in centralizing administrative tasks, such as insurance, asset management, and information technology through Dycom's holding company structure, combined with decentralized operating management, enables the Company to be a more cost-effective provider of telecommunications engineering, construction and maintenance services. As a service provider, the productivity of its own work force and the work of its subcontractors has the single largest impact on the Company's cost structure. High quality, decentralized management assists the Company in maintaining quality performance from its work force, as well as managing its costs. In order to respond to peak demands for its services and to control labor expenses. Dycom also redeploys manpower among its subsidiaries.

     Refine and Enhance Formal Estimating Process. The Company utilizes proprietary software to collect, maintain and statistically analyze extensive amounts of historical cost and pricing information. The Company's operating subsidiaries collect detailed cost and pricing information on a state by state, customer by customer and job by job basis. The Company uses this data and analysis as part of a formal estimating process when reviewing new business opportunities. Dycom believes that, as a result of this process, it is able to price jobs more accurately and more effectively allocate its resources. The Company will continually seek to enhance the effectiveness of its proprietary software system by expanding the amount of information that it gathers and improving the analysis of the data.

GROWTH STRATEGY

     As a result of the increased demand for telecommunications engineering, construction and maintenance services, greater emphasis on outsourcing of such services by telecommunications providers, and the fragmented nature of the industry, the Company believes there are significant opportunities to expand its business internally and through acquisitions.

     Internal Growth. Dycom is focused on generating internal growth by: (i) increasing the volume of services to existing customers; (ii) expanding the scope of services to existing customers; (iii) broadening its customer base; and
(iv) geographically expanding its service area. The Company is also seeking to reduce operating expenses and improve operating margins by centralizing costs such as insurance administration, asset management and information technology, thereby eliminating redundancies at the subsidiary level. Additionally, the competitive pressures of deregulation have prompted several existing customers to increase the outsourcing of noncore activities, which can provide opportunities for enhancing internal growth without necessarily requiring market share gains from competitors.

     Growth Through Acquisitions. Dycom intends to capitalize on the current opportunity to make strategic acquisitions of engineering, construction and maintenance services companies serving the telecommunications industry. Dycom believes that as competition intensifies, smaller companies will seek to consolidate with companies such as Dycom. Dycom will target acquisitions that provide complementary services in existing Dycom markets or allow expansion into new geographic areas. For its acquisition targets, the Company's key criteria are profitability in excess of industry standards, stable and growing customer bases, proven operational and technical competence, and experienced management that fits within Dycom's decentralized operating structure. Further, the Company seeks the opportunity to realize cost savings through the elimination of redundant costs and economies of scale in certain items such as insurance, information technologies and administrative functions. Dycom believes that significant revenue and earnings growth are attainable through these acquisitions; however, there can be no assurance that the Company will be able to acquire and integrate such businesses successfully or that such acquisitions will have a positive effect on the Company's operating results.

     The Company believes that a variety of attractive consolidation opportunities exist within the currently fragmented telecommunications engineering, construction and maintenance services industry. The Company believes that additional acquisition opportunities may be available to implement its acquisition strategy upon completion of this Offering. See "Use of Proceeds."

SERVICES

  Telecommunications Services

     Engineering. Dycom provides outside plant engineers and drafters to local exchange carriers and competitive access providers. The Company designs aerial, buried and underground fiber optic and copper cable systems from the telephone central office to the ultimate consumer's home or business. Engineering services for local exchange carriers include the design of service area concept boxes, terminals, buried and aerial drops, transmission design and the proper administration of feeder and distribution cable pairs. For competitive access providers, Dycom designs building entrance laterals, fiber rings and conduit systems. The Company obtains rights of way and permits in support of engineering activities, and provides construction management and inspection personnel in conjunction with engineering services or on a stand alone basis. For cable television multiple system operators, Dycom performs make ready studies, strand mapping, field walk out, computer-aided radio frequency design and drafting, and fiber cable routing and design.

     Construction and Maintenance. The services provided by the Company include the placing and splicing of cable, excavation of trenches in which to place the cable, placement of related structures such as poles, anchors, conduits, manholes, cabinets and closures, placement of drop lines from the main distribution lines to the customer's home or business, and maintenance and removal of these facilities. The Company has the capacity to directionally bore the placement of cables, a highly specialized and increasingly necessary method of placing buried cable networks in congested urban and suburban markets where trenching is highly impractical.

     Premise Wiring. The Company also provides premise wiring services to a variety of large corporations and certain governmental agencies. These services, unlike the engineering, construction and maintenance services provided under various master service agreements and to cable television multiple system operators, are limited to the installation, repair and maintenance of telecommunications infrastructure within improved structures. Projects include the placement and removal of various types of cable within buildings and individual offices. These services generally include the development of communication networks within a company or government agency related primarily to the establishment and maintenance of computer operations, telephone systems, Internet access and communications monitoring systems established for purposes of monitoring environmental controls or security procedures.

  Underground Utility Locating Services

     The Company is a provider of underground utility locating services, primarily to telecommunications providers. Under a variety of state laws, excavators are required to locate underground utilities prior to excavating. Utilities located include telephone, cable television, power and gas. Recently, excavators performing telecommunications network upgrades and expansions have generated significant growth in requests for underground utility locating, and the Company expects this trend to continue. The Company is currently a party to 30 underground utility locating contracts. These services are offered throughout the United States.

  Electrical Construction and Maintenance Services

     The Company performs electrical construction and maintenance services for electric companies. This construction is performed primarily as a stand alone service, although at times it is performed in conjunction with services for telecommunications providers. These services include installing and maintaining electrical transmission and distribution lines, setting utility poles and stringing electrical lines, principally above ground. The work performed often involves high voltage splicing and, on occasion, the installation of underground high voltage distribution systems. The Company also provides the repair and replacement of lines which are damaged or destroyed as a result of weather conditions.

  Revenues by Service Group

     For the fiscal years ended July 31, 1995, 1996 and 1997, the percentages of the Company's total contract revenues earned were derived from telecommunications services, underground utility locating services and electrical construction and maintenance services as set forth below.

                                                              YEAR ENDED JULY 31,
                                                              --------------------
                                                              1995    1996    1997
                                                              ----    ----    ----
Telecommunications services.................................   86%     87%     87%
Underground utility locating services.......................    8       7       6
Electrical construction and maintenance services............    6       6       7
                                                              ---     ---     ---
          Total.............................................  100%    100%    100%
                                                              ===     ===     ===

CUSTOMER RELATIONSHIPS

     Dycom's current customers include local exchange carriers such as BellSouth Telecommunications, Inc., SBC Communications, Inc., U.S. West Communications, Inc., Sprint Corporation, Ameritech Corporation, GTE Corporation, The Southern New England Telephone Company, Citizen Utilities and Cincinnati Bell Telephone. Dycom also currently provides telecommunications engineering, construction and maintenance services to a number of cable television multiple system operators including Comcast Cable Communications Inc., Cablevision, Inc., Falcon Cable Media, Time Warner, Inc. and MediaOne, Inc. Dycom also provides it services to long distance carriers such as MCI Telecommunications Corporation and AT&T Corporation, as well as to competitive access providers such as MFS Communications Company, Inc. and Brooks Fiber Corporation. Premise wiring services have been provided to, among others, Lucent Technologies, Inc., Duke University, International Business Machines Corporation, and several state governments. The Company also provides construction and maintenance support to Lee County Electrical Cooperative, Florida Power & Light Company, and Florida Power Corporation.

     The Company's customer base is highly concentrated, with its top three customers in fiscal years 1995, 1996 and 1997 accounting in the aggregate for approximately 66.8%, 72.8% and 64.0%, respectively, of the Company's total revenues. During fiscal 1997, approximately 34.3% of the Company's total revenues were derived from BellSouth Telecommunications, Inc., 23.3% from Comcast Cable Communications, Inc. and 6.4% from GTE Corporation. The Company believes that a substantial portion of its total revenues and operating income will continue to be derived from a concentrated group of customers. The loss of any of such customers could have a material adverse effect on the Company's business, financial condition and results of operations.

     A significant amount of the Company's business is performed under master service agreements. These agreements with telecommunications providers are exclusive requirement contracts, with certain exceptions, including the customer's option to perform the services with its own regularly employed personnel. The agreements are typically three to five years in duration, although the terms typically permit the customer to terminate the agreement upon 90 days prior written notice. Each agreement contemplates hundreds of individual construction and maintenance projects valued generally at less than $10,000 each. Other jobs are bid by the Company on a nonrecurring basis.

     Although historically master service agreements have been awarded through a competitive bidding process, recent trends have been toward securing or extending such contracts on negotiated terms. With the rapid expansion of the telecommunications market and the immediate need for upgrading existing, as well as constructing new, telecommunications infrastructure, the Company believes that more master service agreements will be awarded on the basis of negotiated terms as opposed to the competitive bidding process.

     Sales and marketing efforts of the Company are the responsibility of the management of Dycom and its operating subsidiaries.

BACKLOG

     The Company's backlog at July 31, 1997 was $314.4 million. As of July 31, 1997, the Company expected to complete approximately 66% of this backlog within the next fiscal year. Due to the nature of its contractual commitments, in many instances the Company's customers do not commit to the volume of services to be purchased under the contract, but rather commit the Company to perform these services if requested by the customer and commit to obtain these services from the Company if they are not performed internally. Many of the contracts are multi-year agreements, and the Company includes the full amount of services projected to be performed over the life of the contract. The Company includes all services projected to be performed over the life of the contract in its backlog due to its historical relationships with its customers and experience in procurements of this nature. Historically, the Company has not experienced a material variance between the amount of services it expects to perform under a contract and the amount actually performed for a specified period. There can be no assurance, however, as to the customer's requirements during a particular period or that such estimates at any point in time are accurate.

SAFETY AND RISK MANAGEMENT

     The Company is committed to ensuring that its employees perform their work in the safest possible manner. The Company regularly communicates with its employees to promote safety and to instill safe work habits. Dycom's risk manager, a holding company employee, reviews all accidents and claims throughout the operating subsidiaries, examines trends and implements changes in procedures or communications to address any safety issues.

     The primary claims rising in the Company's business are workers' compensation and other personal injuries, various general liabilities, and vehicle liability (personal injury and property damage). The Company is self-insured for automobile liability up to $1.0 million, for general liability up to $1.0 million, and for workers' compensation, in states where the Company elects to do so, up to $1.0 million per occurrence and $2.0 million in the aggregate. The Company has umbrella coverage up to a policy limit of $30.0 million.

     The Company carefully monitors claims and participates actively in claims estimates and adjustments. The estimated costs of self-insured claims, which include estimates for incurred but not reported claims, are accrued as liabilities on the Company's balance sheet. Due to changes in the Company's loss experience in recent years, insurance accruals have varied from year to year and have had an effect on operating margins. See "Management's Discussion and Analysis of Financial Condition and Results of Operation" and Note 1 of Notes to Consolidated Financial Statements.

COMPETITION

     The telecommunications engineering, construction and maintenance services industry in which the Company operates is highly competitive, requiring substantial resources and skilled and experienced personnel. The Company competes with other independent contractors in most of the markets in which it operates, several of which are large domestic companies that have greater financial, technical and marketing resources than the Company. In addition, there are relatively few, if any, barriers to entry into the markets in which the Company operates and, as a result, any organization that has adequate financial resources and access to technical expertise may become a competitor to the Company. A significant portion of the Company's revenues are currently derived from master service agreements and price is often an important factor in the award of such agreements. Accordingly, the Company could be outbid by its competitors in an effort to procure such business. There can be no assurance that the Company's competitors will not develop the expertise, experience and resources to provide services that are equal or superior in both price and quality to the Company's services, or that the Company will be able to maintain or enhance its competitive position. The Company may also face competition from the in-house service organizations of its existing or prospective customers, including telecommunications providers, which employ personnel who perform some of the same types of services as those provided by the Company. Although a significant portion of these services is currently outsourced, there can be no assurance that existing or prospective customers of the Company will continue to outsource telecommunications engineering, construction and maintenance services in the future.

     The Company believes that the principal competitive factors in the market for telecommunications engineering, construction and maintenance services include technical expertise, reputation, price, quality of service, availability of skilled technical personnel, geographic presence, breadth of service offerings, adherence to industry standards and financial stability. The Company believes that it competes favorably with its competitors on the basis of these competitive factors on a whole.

EMPLOYEES

     As of July 31, 1997, the Company employed 2,864 persons. The number of employees of the Company and its subsidiaries varies according to the work in progress. As a matter of course, the Company maintains a nucleus of technical and managerial personnel from which it draws to supervise all projects. Additional employees are added as needed to complete specific projects.

     None of the Company's employees are represented by a labor union. CCG is currently a party to two collective bargaining agreements with local bargaining units in Philadelphia, Pennsylvania, and New York, New York, although none of its current employees are subject to the agreements. The Company has never experienced a work stoppage or strike. The Company believes that its employee relations are good.

FACILITIES

     The Company leases its executive offices in Palm Beach Gardens, Florida. The Company's subsidiaries operate from owned or leased administrative offices, district field offices, equipment yards, shop facilities and temporary storage locations. The Company owns facilities in Phoenix, Arizona; Durham, North Carolina; Pinellas Park, Florida; and West Palm Beach, Florida. It also leases, pursuant to long-term noncancelable leases, facilities in West Chester, Pennsylvania; Bridgeport and Wallingford, Connecticut; Knoxville, Tennessee; and Greensboro, North Carolina. The Company also leases and owns other smaller properties as necessary to enable it to efficiently perform its obligations under master service agreements and other specific contracts. The Company believes that its facilities are adequate for its current operations.

LEGAL PROCEEDINGS

     In September 1995, the State of New York commenced a sales and use tax audit of CCG for the years 1989 through 1995. As a result of the audit, certain additional taxes were paid by CCG in fiscal 1996. The State of New York has claimed additional amounts due from CCG for sales taxes and interest for the periods through August 31, 1995. See Note 15 of the Notes to Consolidated Financial Statements.

     In the normal course of business, certain subsidiaries of the Company have other pending and unasserted claims. Although the ultimate resolution and liability of these claims cannot be determined, management believes the final disposition of these claims will not have a material adverse impact on the Company's consolidated financial condition or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The table below sets forth the names and ages of the directors, executive officers and significant employees of the Company as well as the positions and offices held by such persons. A summary of the background and experience of each of these individuals is set forth after the table. Each director holds office for a three (3) year term and until his successor has been elected and qualified. A number of key employees, including officers, have employment agreements, while others serve at the discretion of the Company's Board of Directors. There are no family relationships among the directors or officers of the Company.

NAME                                      AGE   POSITION
----                                      ---   --------
Thomas R. Pledger.......................  59    Chairman of the Board of Directors and Chief
                                                  Executive Officer
Steven E. Nielsen.......................  34    President, Chief Operating Officer and Director
Louis W. Adams, Jr......................  59    Director
Walter L. Revell........................  62    Director
Ronald L. Roseman.......................  60    Director
Ronald P. Younkin.......................  55    Director
Douglas J. Betlach......................  45    Vice President, Chief Financial Officer and Treasurer
Darline M. Richter......................  36    Vice President and Controller
Patricia B. Frazier.....................  62    Corporate Secretary
George H. Tamasi........................  49    President and Chief Executive Officer of CCG, a
                                                  Company subsidiary
Thomas J. Polis.........................  53    Executive Vice President, Secretary and Treasurer of
                                                  CCG, a Company subsidiary

     Thomas R. Pledger is Chairman of the Board of Directors and Chief Executive Officer of Dycom. Mr. Pledger has been in the industry since 1960, and in 1968 became President of Burnup & Sims, Inc., which went public that year and was acquired by MasTec, Inc. in 1994. Mr. Pledger left Burnup & Sims in 1976. Mr. Pledger's relationship with Dycom began in 1979 as a consultant. He became a Director in 1981 and President and Chief Executive Officer in 1984. His current employment contract as Chief Executive Officer with the Company expires November 30, 2000. He serves on the Board's Executive and Nominating Committees, as well as on the Board of Directors for each of the Company's subsidiaries.

     Steven E. Nielsen is President and Chief Operating Officer of Dycom. His employment contract expires on March 10, 1999. Mr. Nielsen has held this position since August of 1996 and has been with Dycom since 1993. As a member of Dycom's Board of Directors since 1996, he serves on the Board's Executive Committee and on the Board of Directors of CCG. He previously served as President of Ansco & Associates, Inc. and Fiber Cable, Inc., two of Dycom's subsidiaries. Prior to joining the Company, Mr. Nielsen was Division Manager/Regional Manager of Henkels & McCoy, Inc., a gas, power and telephone utility contractor, from 1991 to 1993, and was employed in various positions with this company or a predecessor since 1985.

     Louis W. Adams, Jr. is a retired attorney and formerly a partner with the law firm of Adams & Adams. Mr. Adams has been on the Board since 1969 and currently serves on the Board's Audit and Compensation, Executive, Nominating and Finance Committees. Mr. Adams is also a member of the Board of Directors of each of the Company's subsidiaries, other than CCG.

     Walter L. Revell has been a Director since 1993 and currently serves on the Board's Audit and Compensation, and Finance Committees. He has been Chairman and Chief Executive Officer of H.J. Ross Associates, Inc. since 1991. The firm provides consulting engineering, architectural and planning services. Mr. Revell also serves on the Board of Directors of RISCORP, Inc., which provides managed care workers' compensation, St. Joe Corporation, a diversified corporation in sugar and real estate, and Hotelecopy, Inc., an international fax mail service company.

     Ronald L. Roseman has been a Director since 1982. He formerly served as President and Chief Operating Officer of Dycom from August 1, 1993 through August 26, 1996. He has been President of Coastal Electric Constructors, Inc. since 1991.

     Ronald P. Younkin is President of Greenlawn Mobile Home Sales, Inc., which sells mobile homes and operates mobile home parks. Mr. Younkin has been a Director of the Company since 1975. Mr. Younkin serves on the Board's Audit and Compensation, Finance, and Nominating Committees.

     Douglas J. Betlach is Vice President, Chief Financial Officer and Treasurer. Mr. Betlach has been with Dycom since 1992. He previously served as Controller for Cal-Central Marketing Corporation, Del Monte Processed Foods and RJR Nabisco, Inc.

     Darline M. Richter has been Vice President and Controller since 1996. She has been employed by the Company since 1991 and previously was employed by Deloitte & Touche LLP as a tax accountant.

     Patricia B. Frazier has been employed by Dycom since 1983. She has served as Corporate Secretary since 1984. She previously served as Corporate Secretary at Rubin Construction Company and Burnup & Sims, Inc.

     George H. Tamasi is President and Chief Executive Officer of CCG, the Company's newly acquired subsidiary. Mr. Tamasi has entered into a five year employment contract with CCG, which may be canceled upon mutual consent after July 29, 2000. Mr. Tamasi also serves on the Board of Directors of CCG.

     Thomas J. Polis is Executive Vice President, Secretary and Treasurer of CCG. Also a Director of CCG, Mr. Polis has a five year employment contract with CCG, which may be canceled upon mutual consent after July 29, 2000.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     CCG, the Company's newly-acquired subsidiary, leases administrative office facilities from a partnership of which Mr. Tamasi and Mr. Polis, officers of CCG, are general partners. The properties are located in West Chester, Pennsylvania, and West Palm Beach, Florida. The leases expire on August 1, 2000 and February 1, 2002 and the rental rates are consistent with prevailing rates in the respective markets. During fiscal 1997, CCG incurred annual expenses of $163,200 in connection with the leases.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth, as of September 26, 1997, and adjusted at that date to reflect the sale of the Company's Common Stock offered hereby, information with respect to the beneficial ownership of the Company's Common Stock by, as indicated by the letter next to each such beneficial owner, (a) each Selling Stockholder, (b) each person known to the Company to beneficially own more than 5% of the outstanding shares of the Company's Common Stock, (c) each director of the Company and each executive officer, and (d) all executive officers and directors of the Company as a group. Unless otherwise indicated, each such stockholder has (i) sole voting and investment power with respect to the shares beneficially owned by such stockholder and (ii) the same address as the Company.

                                                 SHARES BENEFICIALLY                    SHARES BENEFICIALLY
                                                   OWNED BEFORE THE                       OWNED AFTER THE
                                                     OFFERING(1)          NUMBER OF          OFFERING
                                                ----------------------   SHARES BEING   -------------------
NAME OF OWNER                                    NUMBER     PERCENT(1)     OFFERED       NUMBER     PERCENT
-------------                                   ---------   ----------   ------------   ---------   -------
Thomas J. Polis (a), (b)......................  1,026,621        9.4%      513,311        513,310     4.1%
  235 East Gay Street
  West Chester, PA 19380
George H. Tamasi (a), (b).....................  1,026,621(2)     9.4%      513,311        513,310     4.1%
  235 East Gay Street
  West Chester, PA 19380
Mary Irene Younkin, Individually..............    881,278(3)     8.1%      100,000        781,278     6.3%
  and as Executor of the Estate of
  Floyd E. Younkin (a), (b)
  555 Greenlawn Avenue
  Columbus, OH 43223
Thomas R. Pledger (b), (c)....................    698,027(4)     6.4%            0        698,027     5.6%
Steven E. Nielsen (c).........................     23,950(5)       *             0         23,950       *
Louis W. Adams, Jr. (c).......................     12,234(5)       *             0         12,234       *
  3108 Vistamar Street, Apt. 7
  Ft. Lauderdale, FL 33304
Walter L. Revell (c)..........................     13,000(5)       *             0         13,000       *
  3770 S.W. 8th Street, Suite 200
  Coral Gables, FL 33134
Ronald L. Roseman (b), (c)....................    742,546        6.8%            0        742,546     6.0%
  4708 West Cayuga, Suite D
  Tampa, FL 33614
Ronald P. Younkin (c).........................    161,597(6,7)   1.5%            0        161,597     1.3%
  555 Greenlawn Avenue
  Columbus, OH 43223
Douglas J. Betlach (c)........................      7,004(5)       *             0          7,004       *
Darline M. Richter (c)........................      1,684(5)       *             0          1,684       *
Patricia B. Frazier (c).......................     27,361(5)       *             0         27,361       *
All executive officers and directors as a
  group (d)...................................  1,687,403       15.5%            0      1,687,403    13.5%

---------------

 *  Less than 1%
(1) Class includes outstanding shares and presently exercisable stock option held by directors and executive officers.
(2) Shares were acquired by Messrs. Tamasi and Polis through the exchange of stock as a result of the CCG acquisition.

(3) Includes 565,461 shares from the Estate of Floyd E. Younkin inherited by Mary Irene Younkin, Mr. Younkin's wife, as well as 315,917 shares previously owned by Mrs. Younkin. Mrs. Younkin disclaims any beneficial interest in 161,597 shares owned by her son, Ronald P. Younkin, a director of the Company, and 12,661 shares owned by Ronald P. Younkin's wife and children.
(4) Excludes 12,252 shares owned by Thomas R. Pledger, Jr., Mr. Pledger's son, as to which Mr. Pledger disclaims any beneficial interest.
(5) Includes shares that may be acquired within 60 days after September 15, 1997 upon exercise of stock options as follows: Mr. Nielsen 18,250 shares; Mr. Revell 12,000 shares; Mr. Adams 12,000 shares; Mr. Betlach 2,375 shares; Ms. Richter 750 shares; Ms. Frazier 750 shares; and all directors and officers as a group 46,125 shares.
(6) Mr. Younkin exercised 4,000 shares of an exercisable stock option which was granted to him as a director of the Company. Mr. Younkin gifted said exercised shares and disclaims any beneficial ownership.
(7) Excludes 12,661 shares owned by Mr. Younkin's wife and children, as to which Mr. Younkin disclaims any beneficial interest. Excludes 881,378 shares owned beneficially by Mary Irene Younkin, individually and as Executor of the Estate of Floyd E. Younkin as to which Mr. Younkin disclaims any beneficial interest. Mr. Younkin is the son of Mary Irene Younkin.

     Mrs. Younkin serves as the Executor of the Estate of her late husband, Floyd E. Younkin. Mr. Younkin served as the President and Chief Executive Officer of the Company from 1969 until 1971 and from 1972 until 1984. He also served on the Board of Directors from 1969 until 1990.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, $0.33 1/3 par value, and 1,000,000 shares of preferred stock, $1.00 par value per share (the "Preferred Stock"). Upon completion of the Offering, there will be 12,443,630 shares of Common Stock issued and outstanding. No shares of Preferred Stock are outstanding.

COMMON STOCK

     At September 29, 1997, there were 10,870,252 shares of Common Stock outstanding held by approximately 660 stockholders.

     The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the Stockholders. Holders of Common Stock do not have cumulative rights, so that holders of more than 50% of the shares of Common Stock are able to elect all of the Company's directors eligible for election in a given year. The holders of Common Stock are entitled to dividends and other distributions if and when declared by the Board of Directors out of assets legally available therefor. See "Dividend Policy." Upon the liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata in the distribution of all of the Company's assets remaining available for distribution after satisfaction of all the Company's liabilities, including any prior rights of any Preferred Stock which may be outstanding. There are no redemption or sinking fund provisions applicable to the Common Stock. Immediately upon consummation of this Offering, all of the then outstanding shares of Common Stock will be validly issued, fully paid and nonassessable.

     The transfer agent and registrar for the Common Stock is First Union National Bank of North Carolina, Charlotte, North Carolina.

PREFERRED STOCK

     The Company is authorized to issue up to 1,000,000 shares of Preferred stock, $1.00 par value. There are no shares of Preferred Stock outstanding. Series of the Preferred Stock may be created and issued from time to time by the Board of Directors, with such rights and preferences as may be determined by the Board. The Board of Directors may, without stockholder approval, issue a series of Preferred Stock with voting and conversion rights which could have the effect of discouraging a takeover and which could adversely affect the rights of holders of Common Stock, as it could be used by incumbent management to make a change in control of the Company more difficult. Under certain circumstances such shares could be used to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control of the Company.

ANTI-TAKEOVER PROVISIONS

     On June 1, 1992, the Company approved a Shareholder Rights Plan. All stockholders of record on June 15, 1992 were issued a Right for each outstanding share of the Company's Common Stock. Each Right entitles the holder to purchase one-half share of Common Stock for an exercise price of $18, subject to adjustment to reflect any stock split, stock dividend or similar transaction. The Right is exercisable only when a triggering event occurs. The triggering events, among others, are a person or group's (1) acquisition of 20% or more of Dycom's Common Stock, (2) commencement of a tender offer which would result in the person or group owning 20% or more of Dycom's Common Stock, or (3) acquisition of at least 10% of Dycom's Common Stock and such acquisition is determined to have effects adverse to the Company. The Company can redeem the Rights at $0.01 per Right, subject to adjustment to reflect any stock split, stock dividend or similar transaction, at any time prior to ten (10) days after a triggering event occurs.

     Certain officers of the Company have change of control agreements with the Company, which provide for extraordinary compensation (in general terms, double the officer's salary and bonuses paid the previous year), upon a change of control in the Company. Mr. Pledger's employment agreement also permits him to terminate his employment in the event of a change of control. The total cost to the Company as a result of these agreements in the event of a change in control would be approximately $2.07 million. The payment pursuant to these agreements would be triggered by any person's acquisition of more than fifty percent (50%) of the

Company's outstanding securities, the sale or transfer of substantially all of Dycom's assets to someone other than a wholly-owned subsidiary of Dycom, or a change of control of the Board of Directors.

     The Articles of Incorporation of the Company provides that the Board of Directors is divided into three classes, as nearly equal in number as possible, with one class of directors being elected each year for a three-year term. The classification of the Board may have the effect of delaying a change in a majority of the members of the Company's Board of Directors.

     The Company's Articles of Incorporation provides that the affirmative vote of 80% of the outstanding shares of capital stock of the Company entitled to vote in elections of directors is required to approve any merger of the Company with or into another corporation or any sale or transfer of all or a substantial part of the assets of the Company to, or any sale or transfer to the Company or any subsidiary in exchange for securities of the Company of any assets (except assets valued at less than $1,000,000) of, any other corporation or person, if at the time such other corporation or person is the beneficial owner, or is affiliated with the beneficial owner, of more than 20% of the outstanding shares of capital stock of the Company entitled to vote in elections of directors. This provision is not applicable to any such transaction with another corporation which was approved by the Company's Board of Directors prior to the time that such other corporation became a holder of more than 20% of the outstanding shares of capital stock of the Company.

     The Florida Business Corporation Act contains provisions eliminating the voting rights of "control shares", defined as shares which give any person, directly or indirectly, ownership of, or the power to direct the exercise of voting power with respect to, 20% or more of the outstanding voting power of an "issuing public corporation." A corporation is an issuing public corporation if it has at least 100 shareholders, its principal place of business, principal office or substantial assets in Florida and either more than 10% of its shareholders reside in Florida, more than 10% of its shares are owned by Florida residents or 1,000 shareholders reside in Florida. The voting rights of control shares are not eliminated if the articles of incorporation or the bylaws of the corporation prior to the acquisition provide that the statute does not apply. Voting rights are restored to control shares if, subsequent to their acquisition, the corporation's shareholders (other than the holder of control shares, officers of the corporation and employee directors) vote to restore such voting rights.

     The Florida Business Corporation Act also restricts "affiliated transactions" (mergers, consolidations, transfers of assets and other transactions) between "interested shareholders" (the beneficial owners of 10% or more of the corporation's outstanding shares) and the corporation or any subsidiary. Affiliated transactions must be approved by two-thirds of the voting shares not beneficially owned by the interested shareholder or by a majority of the corporation's "disinterested" directors. The statutory restrictions do not apply if the corporation has had fewer than 300 shareholders of record for three years, the interested shareholder has owned at least 80% of the outstanding shares for five years, the interested shareholder owns at least 90% of the corporation's outstanding voting shares, or certain consideration is paid to all shareholders.

     The provisions of the Company's Articles and By-Laws, the existence of the Shareholder Rights Plan and the change of control agreements and the application of the anti-takeover provisions of the Florida Business Corporation Act could have the effect of discouraging, delaying or preventing a change of control not approved by the Board of Directors which could affect the market price of the Company's Common Stock.

INDEMNIFICATION

     The By-Laws of the Company provide that the Company shall indemnify each director and officer of the Company to the fullest extent permitted by law and limits the liability of directors to the Company and its stockholders for monetary damages in certain circumstances.

     The provisions of the Florida Business Corporation Act that authorize indemnification do not eliminate the duty of care of a director and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under Florida law. In addition, each director will continue to be subject to liability for (a) violations of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (b) deriving an improper personal benefit from a transaction, (c) voting for or assenting to an unlawful distribution, and

(d) willful misconduct or a conscious disregard for the best interests of the Registrant in a proceeding by or in the right of the Registrant to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. The statute does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

DIVIDEND RESTRICTIONS

     The Company's credit facilities currently limit the Company's ability to pay dividends on the Common Stock to 50% of net after-tax profits for the fiscal year. The credit agreement's restrictions on the Company's debt-to-equity, quick and current ratios also affect the Company's ability to pay dividends. The payment of dividends on the Common Stock is also subject to the preference that may be applicable to any then outstanding Preferred Stock.

                                  UNDERWRITING

     The Underwriters named below (the "Underwriters"), have severally agreed, subject to the terms and conditions in the underwriting agreement (the "Underwriting Agreement"), by and among the Company, the Selling Stockholders and the Underwriters, to purchase from the Company and the Selling Stockholders the number of shares of Common Stock indicated below opposite their respective names, at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares of Common Stock, if they purchase any.

                                                              NUMBER OF
UNDERWRITER                                                    SHARES
-----------                                                   ---------
NationsBanc Montgomery Securities, Inc......................
Morgan Keegan & Company, Inc................................
The Robinson-Humphrey Company, LLC..........................
                                                              ---------
          Total.............................................  2,700,000
                                                              =========

     The Underwriters have advised the Company and the Selling Stockholders that they propose to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow selected dealers a
concession of not more than $          per share; and the Underwriters may
allow, and such dealers may reallow, a concession of not more than $ per share to certain other dealers. After the public offering, the public offering price and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

     The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus to purchase up to a maximum of 405,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. To the extent that the Underwriters exercise such over-allotment option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with the Offering.

     The Underwriting Agreement provides that the Company and the Selling Stockholders will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

     The Company, the Selling Stockholders and the Company's officers and directors who are also stockholders of the Company and who, immediately following the Offering (assuming no exercise of the Underwriters' over-allotment option) collectively will beneficially own an aggregate of 3,495,301 outstanding shares of Common Stock, have agreed that for a period of 180 days after the effective date of the Offering they will not, without the prior written consent of NationsBanc Montgomery Securities, Inc., directly or indirectly, sell, offer, contract or grant an option to sell (including without limitation any short sale), pledge (other than to a pledgee who acknowledges to NationsBanc Montgomery Securities, Inc. that it has taken subject to the lock-up restrictions), transfer, establish an open put equivalent position or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable or exercisable or convertible into shares of Common Stock held by them. The Company has also agreed not to issue, offer, sell, grant options to purchase or otherwise dispose of any of the Company's equity securities or any other securities convertible into or exchangeable for its equity securities for a period of 180 days after the effective date of the Offering without the prior written consent of NationsBanc Montgomery Securities, Inc., subject to limited exceptions and grants and exercises of stock options or pursuant to acquisitions. In evaluating any request for a waiver of the lock-up period, the Underwriters will consider, in accordance with their customary practice, all relevant facts and circumstances at the time of the request, including, without limitation, the recent trading market of the Common Stock, the size of the request and, with respect to a request by the Company to issue additional equity securities, the purpose of such an issuance.

     Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transaction consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     If the Underwriters create a short position in the Common Stock in connection with the Offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the Underwriters may reduce that short position by purchasing Common Stock in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     The Underwriters may also impose a penalty bid on certain selling group members. This means that if the Underwriters purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the selling group members who sold those shares as part of the Offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security. Neither the Company nor any of the Underwriters makes any representation or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The public offering price of the Common Stock will be determined by negotiations among the Underwriters, the Company, and the Selling Stockholders and will be based largely upon the market price for the Common Stock as reported on the New York Stock Exchange.

                             CERTAIN LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Chopin, Miller & Yudenfreund, Palm Beach, Florida. Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Underwriters by Piper & Marbury L.L.P., Baltimore, Maryland.

                                    EXPERTS

     The consolidated financial statements included herein and incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended July 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is included herein and incorporated herein by reference. The financial statements of CCG (consolidated with those of the Company and not presented separately herein) have been audited by Nowalk & Associates, independent auditors, as stated in their reports, which are included herein and incorporated herein by reference. Such financial statements of the Company and its consolidated subsidiaries have been so included and incorporated in reliance upon the reports of such firms given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: Seven World Trade Center, Suite 1300, New York,

New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates by writing to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. The Common Stock is listed on the New York Stock Exchange under the symbol "DY." Reports, proxy and information statements and other information concerning the Company can also be inspected at the Library of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

     This Prospectus constitutes part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") and does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and to the exhibits and schedules thereto. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and such statement is qualified in its entirety by such reference. Copies of the Registration Statement may be inspected, without charge, at the offices of the Commission or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.

                     INFORMATION INCORPORATED BY REFERENCE

     The following documents, previously filed by the Company with the Commission pursuant to the Exchange Act, are incorporated herein by reference:

          (i) The Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1997, filed October 1, 1997; and

          (ii) the Company's Current Report on Form 8-K, filed August 13, 1997.

     Each document filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, subsequent to the date of this Prospectus and prior to the termination of the offering to which this Prospectus relates, shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date any such document is filed. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein) specifically modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus except as so modified or superseded.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon written or oral request of such person to Corporate Secretary, Dycom Industries, Inc., First Union Center, 4440 PGA Boulevard, Suite 600, Palm Beach Gardens, Florida 33410, (561) 627-7171, a copy of any or all of the documents described above (other than exhibits to such documents) that have been incorporated by reference in this Prospectus.

                             DYCOM INDUSTRIES, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                               PAGE
                                                              NUMBER
                                                              ------
Consolidated Financial Statements for the three years ended
  July 31, 1997
  Report of Independent Auditors............................   F-2-4
  Consolidated Balance Sheets as of July 31, 1996 and
     1997...................................................     F-5
  Consolidated Statements of Operations for the years ended
     July 31, 1995, 1996 and 1997...........................     F-6
  Consolidated Statement of Stockholders' Equity for the
     three years ended July 31, 1995, 1996 and 1997.........     F-7
  Consolidated Statements of Cash Flows for the three years
     ended July 31, 1997....................................     F-8
  Notes to Consolidated Financial Statements................  F-9-18

                          INDEPENDENT AUDITORS' REPORT

Dycom Industries, Inc.

     We have audited the consolidated balance sheets of Dycom Industries, Inc. and subsidiaries (the "Company") as of July 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended July 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger of Communications Construction Group, Inc., which has been accounted for as a pooling of interests as described in Note 2 to the consolidated financial statements. We did not audit the balance sheet of Communications Construction Group, Inc. as of May 31, 1996 or the statements of operations, stockholders' equity, and cash flows of Communications Construction Group, Inc. for the years ended May 31, 1997, 1996 and 1995, which reflect total assets of $14,121,468 as of May 31, 1996, and total revenues of $67,717,326, $50,121,009 and $43,047,102 for the years ended May 31, 1997, 1996 and 1995, respectively. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Communications Construction Group, Inc. for such periods, is based solely on the reports of such other auditors. As described in Note 2 to the consolidated financial statements, subsequent to the issuance of the reports of the other auditors, Communications Construction Group, Inc. changed its fiscal year to conform to the fiscal year of Dycom Industries, Inc. for the period ended July 31, 1997.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dycom Industries, Inc. and subsidiaries as of July 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 1997 in conformity with generally accepted accounting principles.

                                          DELOITTE & TOUCHE LLP

Certified Public Accountants
West Palm Beach, Florida
September 26, 1997

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Communications Construction Group, Inc.

     We have audited the accompanying consolidated balance sheets of Communications Construction Group, Inc. (the "Company") as of May 31, 1997 and 1996, and the related consolidated statements of operations, cash flows and changes in stockholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above (not presented separately herein) present fairly, in all material respects, the consolidated financial position of Communications Construction Group, Inc. As of May 31, 1997 and 1996 and the consolidated results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                                   NOWALK & ASSOCIATES

Nowalk & Associates
Cranbury, New Jersey
July 23, 1997

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Communications Construction Group, Inc.

     We have audited the accompanying consolidated balance sheets of Communications Construction Group, Inc. (the "Company") as of May 31, 1996 and 1995, and the related consolidated statements of operations, cash flows and changes in stockholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above (not presented separately herein) present fairly, in all material respects, the consolidated financial position of Communications Construction Group, Inc. As of May 31, 1996 and 1995 and the consolidated results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                                   NOWALK & ASSOCIATES

Nowalk & Associates
Cranbury, New Jersey
August 29, 1996
As to Notes 5 and 6, January 3, 1997

                    DYCOM INDUSTRIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             JULY 31, 1996 AND 1997

                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
CURRENT ASSETS:
Cash and equivalents........................................  $ 3,927,736   $ 6,645,972
Accounts receivable, net....................................   21,747,268    34,353,367
Costs and estimated earnings in excess of billings..........    7,519,284    10,479,974
Deferred tax assets, net....................................    1,261,065     2,168,763
Other current assets........................................    1,291,249     1,550,545
                                                              -----------   -----------
          Total current assets..............................   35,746,602    55,198,621
                                                              -----------   -----------
PROPERTY AND EQUIPMENT, net.................................   24,514,470    27,543,238
                                                              -----------   -----------
OTHER ASSETS:
Intangible assets, net......................................    4,839,447     4,684,358
Deferred tax assets.........................................      704,887       424,205
Other.......................................................      389,947       311,473
                                                              -----------   -----------
          Total other assets................................    5,934,281     5,420,036
                                                              -----------   -----------
          TOTAL.............................................  $66,195,353   $88,161,895
                                                              ===========   ===========
                         LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable............................................  $ 5,567,512   $10,281,615
Notes payable...............................................    7,257,867    13,080,316
Billings in excess of costs and estimated earnings..........       38,714       470,940
Accrued self-insured claims.................................    3,064,229     2,011,622
Income taxes payable........................................    1,099,178     1,230,376
Other accrued liabilities...................................   10,496,020    11,904,304
                                                              -----------   -----------
          Total current liabilities.........................   27,523,520    38,979,173
NOTES PAYABLE...............................................   10,427,837     9,012,066
ACCRUED SELF-INSURED CLAIMS.................................    7,062,150     6,418,400
                                                              -----------   -----------
          Total liabilities.................................  $45,013,507   $54,409,639
                                                              ===========   ===========
COMMITMENTS AND CONTINGENCIES, Note 15
  STOCKHOLDERS' EQUITY:
Common stock, par value $.33 1/3 per share: 50,000,000
  shares authorized; 10,654,734 and 10,867,877 issued and
  outstanding, respectively.................................  $ 3,551,578   $ 3,622,625
Additional paid-in capital..................................   24,582,832    25,421,701
Retained earnings (deficit).................................   (6,952,564)    4,707,930
                                                              -----------   -----------
          Total stockholders' equity........................   21,181,846    33,752,256
                                                              -----------   -----------
          TOTAL.............................................  $66,195,353   $88,161,895
                                                              ===========   ===========

                See notes to consolidated financial statements.

                    DYCOM INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
               FOR THE YEARS ENDED JULY 31, 1995, 1996, AND 1997

                                                           1995           1996           1997
                                                       ------------   ------------   ------------
REVENUES:
Contract revenues earned.............................  $186,956,976   $194,053,617   $242,957,932
Other, net...........................................     1,376,398      1,206,624        965,549
                                                       ------------   ------------   ------------
          Total......................................   188,333,374    195,260,241    243,923,481
                                                       ------------   ------------   ------------
EXPENSES:
Cost of earned revenues excluding depreciation.......   153,284,320    155,769,390    192,412,439
General and administrative...........................    19,009,530     20,485,022     23,779,913
Depreciation and amortization........................     7,165,252      7,624,395      8,689,611
                                                       ------------   ------------   ------------
          Total......................................   179,459,102    183,878,807    224,881,963
                                                       ------------   ------------   ------------
INCOME BEFORE INCOME TAXES...........................     8,874,272     11,381,434     19,041,518
                                                       ------------   ------------   ------------
PROVISION (BENEFIT) FOR INCOME TAXES
  Current............................................     3,732,893      5,297,772      8,018,951
  Deferred...........................................                   (1,580,196)      (196,241)
                                                       ------------   ------------   ------------
          Total......................................     3,732,893      3,717,576      7,822,710
                                                       ------------   ------------   ------------
NET INCOME...........................................  $  5,141,379   $  7,663,858   $ 11,218,808
                                                       ============   ============   ============
EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE:
  Primary............................................  $       0.49   $       0.71   $       1.02
                                                       ============   ============   ============
  Fully diluted......................................  $       0.49   $       0.70   $       1.02
                                                       ============   ============   ============
SHARES USED IN COMPUTING EARNINGS PER COMMON AND
  COMMON EQUIVALENT SHARE:
  Primary............................................    10,588,766     10,859,819     10,948,689
                                                       ============   ============   ============
  Fully diluted......................................    10,588,766     10,928,284     10,994,500
                                                       ============   ============   ============

                See notes to consolidated financial statements.

                    DYCOM INDUSTRIES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
               FOR THE YEARS ENDED JULY 31, 1995, 1996, AND 1997

                                                    COMMON STOCK         ADDITIONAL      RETAINED
                                               -----------------------     PAID-IN       EARNINGS
                                                 SHARES       AMOUNT       CAPITAL      (DEFICIT)
                                               ----------   ----------   -----------   ------------
Balances at July 31, 1994, as previously
  reported...................................   8,528,990   $2,842,997   $24,253,309   $(20,387,411)
Acquisition accounted for as pooling of
  interests..................................   2,053,242      684,414       109,563        629,610
                                               ----------   ----------   -----------   ------------
Balances at July 31, 1994....................  10,582,232    3,527,411    24,362,872    (19,757,801)
Stock options exercised......................      15,000        5,000        40,000
Net income...................................                                             5,141,379
                                               ----------   ----------   -----------   ------------
Balances at July 31, 1995....................  10,597,232    3,532,411    24,402,872    (14,616,422)
Stock options exercised......................      57,502       19,167       179,960
Net income...................................                                             7,663,858
                                               ----------   ----------   -----------   ------------
Balances at July 31, 1996....................  10,654,734    3,551,578    24,582,832     (6,952,564)
Stock options exercised......................     213,143       71,047       706,300
Income tax benefit from stock options
  exercised..................................                                132,569
Adjustment for change in fiscal year of
  pooled company.............................                                               441,686
Net income...................................                                            11,218,808
                                               ----------   ----------   -----------   ------------
Balances at July 31, 1997....................  10,867,877   $3,622,625   $25,421,701   $  4,707,930
                                               ==========   ==========   ===========   ============

                See notes to consolidated financial statements.

                    DYCOM INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE YEARS ENDED JULY 31, 1995, 1996, AND 1997

                                                           1995           1996           1997
                                                        -----------   ------------   ------------
Increase (Decrease) in Cash and Equivalents from:
OPERATING ACTIVITIES:
Net income............................................  $ 5,141,379   $  7,663,858   $ 11,218,808
Adjustments to reconcile net cash provided by
  operating activities:
  Depreciation and amortization.......................    7,165,252      7,624,395      8,689,611
  Gain on disposal of assets..........................     (840,637)      (763,104)      (667,377)
  Deferred income taxes...............................                  (1,580,196)      (196,241)
Changes in assets and liabilities:
  Accounts receivable, net............................   (1,900,640)     2,842,893    (10,861,852)
  Unbilled revenues, net..............................   (1,300,412)    (2,286,096)    (2,429,995)
  Other current assets................................      (18,790)       205,641       (785,024)
  Other assets........................................      123,780         49,570         93,350
  Accounts payable....................................    2,042,901     (2,767,120)     3,782,196
  Accrued self-insured claims and other liabilities...    1,623,897      2,703,422        323,789
  Accrued income taxes................................      250,189         85,227        636,427
                                                        -----------   ------------   ------------
Net cash inflow from operating activities.............   12,286,919     13,778,490      9,803,692
                                                        -----------   ------------   ------------
INVESTING ACTIVITIES:
  Capital expenditures................................   (8,704,641)   (10,684,195)   (12,063,723)
  Proceeds from sale of assets........................    2,569,307      2,195,774      1,685,069
                                                        -----------   ------------   ------------
Net cash outflow from investing activities............   (6,135,334)    (8,488,421)   (10,378,654)
                                                        -----------   ------------   ------------
FINANCING ACTIVITIES:
  Borrowings on notes payable and bank
     lines-of-credit..................................    1,504,982      1,690,917     17,321,661
  Principal payments on notes payable and bank
     lines-of-credit..................................   (5,944,358)    (7,671,189)   (14,646,255)
  Exercise of stock options...........................       45,000        199,127        777,347
                                                        -----------   ------------   ------------
Net cash inflow (outflow) from financing activities...   (4,394,376)    (5,781,145)     3,452,753
                                                        -----------   ------------   ------------
Net cash outflow related to change in fiscal year of
  pooled company......................................                                   (159,555)
                                                        -----------   ------------   ------------
NET CASH INFLOW (OUTFLOW) FROM ALL ACTIVITIES.........    1,757,209       (491,076)     2,718,236
CASH AND EQUIVALENTS AT BEGINNING OF YEAR.............    2,661,603      4,418,812      3,927,736
                                                        -----------   ------------   ------------
CASH AND EQUIVALENTS AT END OF YEAR...................  $ 4,418,812   $  3,927,736   $  6,645,972
                                                        ===========   ============   ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW AND NONCASH
  INVESTING AND FINANCING ACTIVITIES:
Cash paid during the period for:
  Interest............................................  $ 2,493,381   $  2,023,159   $  1,798,093
  Income taxes........................................    3,411,785      5,364,539      8,158,759
Property and equipment acquired and financed with:
  Capital lease obligations...........................  $   360,242   $    135,341   $    601,024
Income tax benefit from stock options exercised.......                               $    132,569

                See notes to consolidated financial statements.

                    DYCOM INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include Dycom Industries, Inc. ("Dycom" or the "Company") and its subsidiaries, all of which are wholly owned. On July 29, 1997, Communications Construction Group, Inc. ("CCG") was merged with and into the Company through an exchange of common stock. The merger was accounted for as a pooling of interests. Accordingly, the Company's consolidated financial statements include the results of CCG for all periods presented. See Note 2.

     The Company's operations consist primarily of telecommunication and electric utility services contracting. All material intercompany accounts and transactions have been eliminated.

     USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and such differences may be material to the financial statements.

     Estimates are used in the Company's revenue recognition of work-in-process, allowance for doubtful accounts, self-insured claims liability, deferred tax asset valuation allowance, depreciation and amortization, and in the estimated lives of assets, including intangibles.

     REVENUE -- Income on long-term contracts is recognized on the percentage-of-completion method based primarily on the ratio of contract costs incurred to date to total estimated contract costs. As some of these contracts extend over one or more years, revisions in cost and profit estimates during the course of the work are reflected in the accounting period as the facts that require the revision become known. At the time a loss on a contract becomes known, the entire amount of the estimated ultimate loss is accrued. Income on short-term unit contracts is recognized as the related work is completed. Work-in-process on unit contracts is based on management's estimate of work performed but not billed.

     "Costs and estimated earnings in excess of billings" represents the excess of contract revenues recognized under the percentage-of-completion method of accounting for long-term contracts and work-in-process on unit contracts over billings to date. For those contracts in which billings exceed contract revenues recognized to date, such excesses are included in the caption "billings in excess of costs and estimated earnings".

     CASH AND EQUIVALENTS -- Cash and equivalents include cash balances in excess of daily requirements which are invested in overnight repurchase agreements, certificates of deposits, and various other financial instruments having an original maturity of three months or less. For purposes of the consolidated statements of cash flows, the Company considers these amounts to be cash equivalents. The carrying amount reported in the balance sheet for cash and equivalents approximates its fair value.

     PROPERTY AND EQUIPMENT -- Property and equipment is stated at cost, reduced in certain cases by valuation reserves. Depreciation and amortization is computed over the estimated useful life of the assets utilizing the straight-line method. The estimated useful service lives of the assets are: buildings -- 20-31 years; leasehold improvements -- the term of the respective lease or the estimated useful life of the improvements, whichever is shorter; vehicles -- 3-7 years; equipment and machinery -- 3-10 years; and furniture and fixtures -- 3-10 years. Maintenance and repairs are expensed as incurred; expenditures that enhance the value of the property or extend its useful life are capitalized. When assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in income.

     INTANGIBLE ASSETS -- The excess of the purchase price over the fair market value of the tangible net assets of acquired businesses (goodwill) is amortized on the straight-line method over 40 years. The appropriateness of the carrying value of goodwill is reviewed periodically by the Company at the subsidiary level. An impairment loss is recognized when the projected future cash flows is less than the carrying value of goodwill.

                    DYCOM INDUSTRIES, INC. AND SUBSIDIARIES

     Amortization expense was $155,088 for each of the fiscal years ended July 31, 1995, 1996, and 1997, respectively. The intangible assets are net of accumulated amortization of $996,270 and $1,151,358 at July 31, 1996 and 1997, respectively.

     LONG-LIVED ASSETS -- In March 1995, the Financial Accounting Standards Board ("FASB") issued the Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS No. 121 requires that the long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events and circumstances indicate that the carrying amount of an asset may not be recoverable. The Company adopted the provisions of SFAS No. 121 effective August 1, 1996 and has determined that no impairment loss need be recognized.

     SELF-INSURED CLAIMS LIABILITY -- The Company is primarily self-insured, up to certain limits, for automobile and general liability, workers' compensation, and employee group health claims. A liability for unpaid claims and the associated claim expenses, including incurred but not reported losses, is actuarially determined and reflected in the consolidated financial statements as an accrued liability. The self-insured claims liability includes incurred but not reported losses of $4,458,000 and $4,429,000 at July 31, 1996 and 1997,
respectively. The determination of such claims and expenses and the appropriateness of the related liability is continually reviewed and updated.

     INCOME TAXES -- The Company and its subsidiaries, except for CCG, file a consolidated federal income tax return. CCG will be included in the Company's consolidated federal income tax return commencing in fiscal year 1998. Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities.

     PER SHARE DATA -- Earnings per common and common equivalent share are computed using the weighted average shares of common stock outstanding plus the common stock equivalents arising from the effect of dilutive stock options, using the treasury stock method. See Note 12.

     CHANGE IN ACCOUNTING PRINCIPLE -- In October 1995, the FASB issued SFAS No. 123 "Accounting for Stock Based Compensation," which was effective for the Company beginning August 1, 1996. SFAS No. 123 requires expanded disclosures of stock based compensation arrangements with employees and encourages, but does not require, compensation cost to be measured based on the fair value of the equity instrument awarded. Under SFAS No. 123, companies are permitted, however, to continue to apply Accounting Principle Board ("APB") Opinion No. 25, which recognizes compensation cost based on the intrinsic value of the equity instrument awarded. The Company will continue to apply APB Opinion No. 25 to its stock based compensation awards to employees and will disclose in the annual financial statements the required pro forma effect on net income and earnings per share. See Note 12.

     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS -- In February 1997, the FASB issued SFAS No. 128 "Earnings per Share" which changes the method of calculating earnings per share and is effective for fiscal years ending after December 15, 1997. SFAS No. 128 requires the presentation of "basic" earnings per share and "diluted" earnings per share on the face of the income statement. Basic earnings per share is computed by dividing the net income available to common shareholders by the weighted average shares of outstanding common stock. The calculation of diluted earnings per share is similar to basic earnings per share except the denominator includes dilutive common stock equivalents such as stock options and warrants. The Company will adopt SFAS No. 128 in fiscal 1998 as early adoption is not permitted. The calculation of earnings per share under SFAS No. 128 is not expected to be materially different than the

                    DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
current calculation of earnings per share. The pro forma basic earnings per share and diluted earnings per share calculated in accordance with SFAS 128 for the years ended July 31, are as follows:

                                                              1995    1996    1997
                                                              -----   -----   -----
Pro forma basic earnings per share..........................  $0.49   $0.72   $1.04
Pro forma diluted earnings per share........................  $0.49   $0.71   $1.02

     In June 1997, the FASB issued SFAS No. 130 "Reporting Comprehensive Income" which establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. This statement requires that an enterprise classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. This statement is effective for fiscal years beginning after December 15, 1997.

     In June 1997, the FASB issued SFAS No. 131 "Disclosure about Segments of an Enterprise and Related Information" which establishes standards for public business enterprises to report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to shareholders. It also establishes the standards for related disclosures about products and services, geographic areas, and major customers. This statement requires that a public business enterprise report financial and descriptive information about its reportable operating segments. The financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. This statement is effective for financial statements for periods beginning after December 15, 1997.

     Management is currently evaluating the requirements of SFAS No.130 and No. 131, respectively.

2.  ACQUISITION

     On July 29, 1997, the Company consummated the Communications Construction Group, Inc.("CCG") acquisition by merger. The Company issued 2,053,242 shares of common stock in exchange for all the outstanding capital stock of CCG. Dycom has accounted for the acquisition as a pooling of interests and, accordingly, the Company's historical financial statements include the results of CCG for all periods presented.

     Prior to the acquisition, CCG used a fiscal year ending May 31 and as of July 31 1997 adopted Dycom's fiscal year. The Company's consolidated statements of operations for years ending July 31, 1995, 1996, and 1997 combines the statements of operations of CCG for its fiscal years ending May 31, 1995, 1996, and 1997, respectively. The Company's consolidated balance sheet at July 31, 1996 includes the CCG balance sheet as of May 31, 1996. The total revenue and net income of CCG for the two-month period ended July 31, 1997 were $13.1 million and $0.4 million, respectively, with the net income reflected as an adjustment to retained earnings as of July 31, 1997.

                    DYCOM INDUSTRIES, INC. AND SUBSIDIARIES

     The combined and separate company results of Dycom and CCG for the fiscal years ended July 31 and May 31, 1995, 1996, and 1997 are as follows:

                                                   DYCOM           CCG
                                                  JULY 31,       MAY 31,       COMBINED
                                                ------------   -----------   ------------
Fiscal year 1995:
  Total revenues..............................  $145,283,116   $43,050,258   $188,333,374
  Net income..................................  $  4,433,204   $   708,175   $  5,141,379
Fiscal year 1996:
  Total revenues..............................  $145,135,380   $50,124,861   $195,260,241
  Net income..................................  $  6,390,144   $ 1,273,714   $  7,663,858
Fiscal year 1997:
  Total revenues..............................  $176,204,581   $67,718,900   $243,923,481
  Net income..................................  $  8,268,502   $ 2,950,306   $ 11,218,808

     The direct transaction costs resulting from the merger were $0.4 million. These costs, which include filing fees with regulatory agencies, legal, accounting and other professional costs, were charged to the combined operations for the fiscal year ended July 31, 1997.

3.  ACCOUNTS RECEIVABLE

     Accounts receivable at July 31 consist of the following:

                                                                 1996          1997
                                                              -----------   -----------
Contract billings...........................................  $20,393,361   $32,586,289
Retainage...................................................    1,432,545     1,885,656
Other receivables...........................................      527,405       896,015
                                                              -----------   -----------
          Total.............................................   22,353,311    35,367,960
Less allowance for doubtful accounts........................      606,043     1,014,593
                                                              -----------   -----------
Accounts receivable, net....................................  $21,747,268   $34,353,367
                                                              ===========   ===========

4.  COSTS AND ESTIMATED EARNINGS ON CONTRACTS IN PROGRESS

     The accompanying consolidated balance sheets include costs and estimated earnings on contracts in progress, net of progress billings as follows:

                                                                 1996          1997
                                                              -----------   -----------
Costs incurred on contracts in progress.....................  $24,553,658   $16,894,451
Estimated earnings thereon..................................      436,154     3,222,120
                                                              -----------   -----------
                                                               24,989,812    20,116,571
Less billings to date.......................................   17,509,242    10,107,537
                                                              -----------   -----------
                                                              $ 7,480,570   $10,009,034
                                                              ===========   ===========
Included in the accompanying consolidated balance sheets
  under the captions:
  Costs and estimated earnings in excess of billings........  $ 7,519,284   $10,479,974
  Billings in excess of costs and estimated earnings........      (38,714)     (470,940)
                                                              -----------   -----------
                                                              $ 7,480,570   $10,009,034
                                                              ===========   ===========

                    DYCOM INDUSTRIES, INC. AND SUBSIDIARIES

5.  PROPERTY AND EQUIPMENT

     The accompanying consolidated balance sheets include the following property and equipment:

                                                                 1996          1997
                                                              -----------   -----------
Land........................................................  $ 1,711,464   $ 1,942,247
Buildings...................................................    2,236,322     2,346,993
Leasehold improvements......................................    1,078,939     1,356,861
Vehicles....................................................   28,385,347    32,232,343
Equipment and machinery.....................................   22,534,900    23,674,176
Furniture and fixtures......................................    3,738,944     5,011,660
                                                              -----------   -----------
          Total.............................................   59,685,916    66,564,280
Less accumulated depreciation and amortization..............   35,171,446    39,021,042
                                                              -----------   -----------
Property and equipment, net.................................  $24,514,470   $27,543,238
                                                              ===========   ===========

     During fiscal 1996 and 1997, certain subsidiaries of the Company entered into lease arrangements accounted for as capitalized leases. The carrying value of capital leases at July 31, 1996 and 1997 was $372,170 and $838,137, respectively, net of accumulated amortization of $874,937 and $881,336, respectively. Capital leases are included as a component of equipment and machinery.

     Maintenance and repairs of property and equipment amounted to $6,142,484, $6,280,575, and $6,116,397 for the fiscal years ended July 31, 1995, 1996, and
1997, respectively.

6.  OTHER ACCRUED LIABILITIES

     Other accrued liabilities at July 31 consist of the following:

                                                                 1996          1997
                                                              -----------   -----------
Accrued payroll and related taxes...........................  $ 2,618,266   $ 3,281,376
Accrued employee benefit costs..............................    2,385,969     3,406,400
Accrued construction costs..................................    2,178,785     2,033,371
Accrued other liabilities...................................    3,313,000     3,183,157
                                                              -----------   -----------
Other accrued liabilities...................................  $10,496,020   $11,904,304
                                                              ===========   ===========

7.  NOTES PAYABLE

     Notes payable at July 31 are summarized by type of borrowing as follows:

                                                                 1996          1997
                                                              -----------   -----------
Bank Credit Agreements
  Revolving credit facilities...............................  $12,985,119   $10,113,484
  Term-loan.................................................    2,162,812     8,550,000
  Equipment term-loans......................................      704,168     1,907,216
Capital lease obligations...................................      344,445       722,927
Equipment loans.............................................      852,083       798,755
Other.......................................................      637,077
                                                              -----------   -----------
          Total.............................................   17,685,704    22,092,382
Less current portion........................................    7,257,867    13,080,316
                                                              -----------   -----------
Notes payable -- non-current................................  $10,427,837   $ 9,012,066
                                                              ===========   ===========

                    DYCOM INDUSTRIES, INC. AND SUBSIDIARIES

     On April 28, 1997 the Company signed a new $35.0 million credit agreement with a group of banks. The new credit facility provides for (i) a five-year term-loan in the principal amount of $9.0 million used to refinance the Company's previously existing bank credit facility, (ii) a $6.0 million revolving equipment facility used to refinance existing equipment term-loans and to provide financing for Company's future equipment requirements, (iii) a $10.0 million revolving credit facility used for financing working capital, and (iv) a $10.0 million standby letter of credit facility issued as security to the Company's insurance administrators as part of its self-insurance program. The revolving credit facility, the revolving equipment facility and the standby letter of credit facility are available for a one-year period.

     The outstanding principal under the term-loan bears interest at the prime interest rate minus 0.50% (8.00% at July 31, 1997). Principal and interest is payable in quarterly installments through April 2002. The loans outstanding under the revolving credit facility and the revolving equipment facility bear interest, at the option of the Company, at the prime interest rate minus 1.0% or LIBOR plus 1.50% and at the prime interest minus 0.75% or LIBOR plus 1.75%, respectively. At July 31, 1997, the interest rates on the outstanding revolving credit facility and revolving equipment facility loans were at the LIBOR options or 7.56% and 7.81%, respectively. At July 31, 1997, the outstanding amounts under the term-loan and the revolving credit facility were $8.6 million and $4.2 million, respectively.

     The advances under the revolving equipment facility are converted to term-loans with maturities not to exceed 48 months. The outstanding principal on the equipment term-loans is payable in monthly installments through January 2001. During the quarter ended April 30, 1997, the Company borrowed $1.2 million to refinance the then existing equipment term-loans and an additional $0.8 million for current equipment requirements. At July 31, 1997, the outstanding amount owed under the revolving equipment facility was $1.9 million.

     At July 31, 1997, the Company had outstanding $9.2 million in standby letters of credit issued to the Company's insurance administrators as part of its self-insurance program.

     The new bank credit arrangement contains restrictions which, among other things, require maintenance of certain financial ratios and covenants, restricts encumbrances of assets and creation of indebtedness, and limits the payment of cash dividends. Cash dividends are limited to 50% of each fiscal year's after-tax profits. No cash dividends have been paid during fiscal 1997. The credit facility is secured by the Company's assets. At July 31, 1997, the Company was in compliance with all the financial covenants and conditions.

     The Company's newly acquired subsidiary, CCG, maintains a $6.6 million revolving bank credit facility. The interest rate on this facility is at the bank's prime interest rate plus 0.75% and is collateralized by 75% of the eligible trade accounts receivable, inventory, and certain real property owned by a partnership, whose general partners are the former shareholders of CCG. In addition, the former shareholders of CCG are personal guarantors of this facility. The facility contains certain financial conditions and covenants including limitation on the amount of capital expenditures and the creation of additional indebtedness. During 1997, certain financial covenants were breached and the bank waived such violations. At July 31, 1997, CCG was in compliance with the bank credit facility covenants and conditions. The outstanding principal balance was $5.9 million at July 31, 1997. This facility was an existing arrangement made by CCG prior to the acquisition by Dycom.

     In addition to the borrowings under the bank credit agreement, certain subsidiaries have outstanding obligations under capital leases and other equipment financing arrangements. These obligations are payable in monthly installments expiring at various dates through December 2001.

     The estimated aggregate annual principal repayments for notes payable and capital lease obligations in the next five years are $13,080,316 in 1998, $2,869,834 in 1999, $2,592,735 in 2000, $2,160,155 in 2001, and $1,389,342 in
2002.

                    DYCOM INDUSTRIES, INC. AND SUBSIDIARIES

     Interest costs incurred on notes payable, all of which is expensed, for the years ended July 31, 1995, 1996, and 1997 were $2,348,574, $1,916,389, and
$1,899,570, respectively. Such amounts are included in general and administrative expenses in the accompanying consolidated statements of operations.

     The interest rates on notes payable under the bank credit agreement are at current rates and, therefore, the carrying amount approximates fair value.

8.  INCOME TAXES

     The components of the provision (benefit) for income taxes are:

                                                        1995         1996         1997
                                                     ----------   ----------   ----------
Current:
  Federal..........................................  $3,027,160   $4,265,617   $6,248,234
  State............................................     705,733    1,032,155    1,770,717
                                                     ----------   ----------   ----------
                                                      3,732,893    5,297,772    8,018,951
                                                     ----------   ----------   ----------
Deferred:
  Federal..........................................     (74,145)    (522,169)     191,765
  State............................................                              (134,700)
  Valuation allowance..............................      74,145   (1,058,027)    (253,306)
                                                     ----------   ----------   ----------
                                                                  (1,580,196)    (196,241)
                                                     ----------   ----------   ----------
          Total tax provision......................  $3,732,893   $3,717,576   $7,822,710
                                                     ==========   ==========   ==========

     The deferred tax provision (benefit) is the change in the deferred tax assets and liabilities representing the tax consequences of changes in the amount of temporary differences and changes in tax rates during the year. The change in the deferred tax assets and liabilities of CCG for the two-months ended July 31, 1997 is included in the Company's retained earnings as the adjustment for the change in fiscal year of pooled company. The deferred tax assets and liabilities at July 31 are comprised of the following:

                                                                 1996         1997
                                                              ----------   ----------
Deferred tax assets:
  Self-insurance, warranty, and other non-deductible
     reserves...............................................  $4,008,715   $3,943,356
  Allowance for doubtful accounts...........................     172,340      346,993
  Small tools...............................................                  348,067
                                                              ----------   ----------
                                                               4,181,055    4,638,416
  Valuation allowance.......................................    (728,491)    (475,185)
                                                              ----------   ----------
                                                              $3,452,564   $4,163,231
                                                              ==========   ==========
Deferred tax liabilities:
  Property and equipment....................................  $1,275,314   $1,357,721
  Unamortized acquisition costs.............................     211,298      212,542
                                                              ----------   ----------
                                                              $1,486,612   $1,570,263
                                                              ==========   ==========
Net deferred tax assets.....................................  $1,965,952   $2,592,968
                                                              ==========   ==========

     A valuation allowance is provided when it is more likely than not that some portion of the Company's deferred tax assets will not be realized. In fiscal 1996 and 1997, the Company reduced the valuation allowance by $1.1 million and $0.3 million, respectively. The valuation allowance recorded in the financial statements reduces deferred tax assets to an amount that represents management's best estimate of the amount of deferred tax assets that more likely than not will be realized. Management's estimate and conclusion is based

                    DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
on the available evidence supporting the reversing deductible temporary differences being offset by reversing taxable temporary differences and the existence of sufficient taxable income within the current carryback periods.

     The difference between the total tax provision and the amount computed by applying the statutory federal income tax rates to pre-tax income is as follows:

                                                       1995         1996          1997
                                                    ----------   -----------   ----------
Statutory rate applied to pre-tax income..........  $3,017,252   $ 3,869,688   $6,664,531
State taxes, net of federal tax benefit...........     465,784       681,836    1,059,178
Amortization and write-off of intangible assets,
  with no tax benefit.............................      52,730        52,730       52,730
Tax effect of non-deductible items................     169,161       139,101      374,564
Valuation allowance...............................      74,145    (1,058,027)    (253,306)
Other items, net..................................     (46,179)       32,248      (74,987)
                                                    ----------   -----------   ----------
          Total tax provision.....................  $3,732,893   $ 3,717,576   $7,822,710
                                                    ==========   ===========   ==========

     The Internal Revenue Service (the "IRS")has examined and closed the Company's consolidated federal income tax returns for all years through fiscal 1990. The Company has settled all assessments of additional taxes and believes that it has made adequate provision for income taxes that may become payable with respect to open tax years. The IRS has examined and closed the income tax returns for years through 1994 for CCG.

     On August 5, 1997, The Taxpayer Relief Act of 1997 (the "Act") was signed into law. The Act will not have a material effect on the Company's consolidated financial statements.

9.  REVENUES -- OTHER

     The components of other revenues are as follows:

                                                         1995         1996        1997
                                                      ----------   ----------   --------
Interest income.....................................  $  266,392   $  264,551   $190,181
Gain on sale of fixed assets........................     840,637      763,104    667,377
Miscellaneous income................................     269,369      178,969    107,991
                                                      ----------   ----------   --------
Total other revenues, net...........................  $1,376,398   $1,206,624   $965,549
                                                      ==========   ==========   ========

10.  CAPITAL STOCK

     On June 1, 1992, the Company approved a Shareholder Rights Plan. All shareholders of record on June 15, 1992 were issued a Right for each outstanding share of the Company's common stock. Each Right entitles the holder to purchase one-half share of common stock for an exercise price of $18 subject to adjustment. The Right is exercisable only when a triggering event occurs. The triggering events, among others, are a person or group's (1) acquisition of 20% or more of Dycom's common stock, (2) commencement of a tender offer which would result in the person or group owning 20% or more of Dycom's common stock, or (3) acquisition of at least 10% of Dycom's common stock and such acquisition is determined to have effects adverse to the Company. The Company can redeem the Rights at $0.01 per Right at any time prior to ten days after a triggering event occurs.

     Certain officers of the Company have change of control agreements with Dycom, which provide extraordinary compensation upon the change of control of the Company. The payments pursuant to these agreements would be triggered by any person's acquisition of more than 50% of the Company's outstanding

                    DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
securities, the sale or transfer of substantially all of Dycom's assets to someone other than a wholly-owned subsidiary of the Company, or a change of control of the Board of Directors.

     At July 31, 1997, the Company has authorized 1,000,000 shares of preferred stock, par value $1.00, of which no shares are issued and outstanding.

11.  EMPLOYEE BENEFIT PLAN

     The Company sponsors defined contribution plans that provide retirement benefits to all employees that elect to participate. Under the plans, participating employees may defer up to 15% of their base pre-tax compensation. The Company's contributions to the plans are discretionary. The Company's discretionary contributions were $60,039, $100,000 and $230,000 in fiscal years 1995, 1996, and 1997, respectively.

12.  STOCK OPTION PLANS

     The Company has reserved 900,000 shares of common stock under its 1991 Incentive Stock Option Plan (the "1991 Plan") which was approved by the shareholders on November 25, 1991. The Plan provides for the granting of options to key employees until it expires in 2001. Options are granted at the fair market value on the date of grant and are exercisable over a period of up to five years. Since the Plan's adoption, certain of the options granted have lapsed as a result of employees terminating their employment with the Company. At July 31, 1995, 1996, and 1997, options available for grant under the 1991 Plan were 403,419 shares, 427,353 shares, and 384,118 shares, respectively.

     On August 25, 1997, the Company granted to key employees under the 1991 Plan options to purchase an aggregate of 192,059 shares of common stock. The options were granted at $18.25, the fair market value on the date of grant.

     The Company's previous Incentive Stock Option Plan (the "1981 Plan") expired on December 31, 1991. No further grants will be made under the 1981 Plan, and all outstanding options expired during the first quarter of fiscal 1996.

     In addition to the stock option plans discussed above, the Company has agreements outside of the plans with the non-employee members of the Board of Directors (the "Directors Plan"). On January 10, 1994, the Company granted to the non-employee Directors, non-qualified options to purchase an aggregate of 60,000 shares of common stock. The options were granted at $3.875, the fair market value on the date of grant, with vesting over a three-year period.

                    DYCOM INDUSTRIES, INC. AND SUBSIDIARIES

     The following table summarizes the stock option transactions under the 1991 Plan, the 1981 Plan, and the Directors Plan for the three years ended July 31, 1995, 1996, and 1997:

                                                                          WEIGHTED
                                                                          AVERAGE
                                                              NUMBER OF   EXERCISE
                                                               SHARES      PRICE
                                                              ---------   --------
Options outstanding at July 31, 1994........................   504,498     $ 4.78
  Granted...................................................   161,300     $ 5.09
  Terminated................................................  (106,625)    $ 7.73
  Exercised.................................................   (15,000)    $ 3.00
                                                              --------     ------
Options outstanding at July 31, 1995........................   544,173     $ 4.29
  Terminated................................................   (50,526)    $ 7.43
  Exercised.................................................   (57,502)    $ 3.46
                                                              --------     ------
Options outstanding at July 31, 1996........................   436,145     $ 4.54
  Granted...................................................   100,000     $13.50
  Terminated................................................   (56,765)    $ 4.57
  Exercised.................................................  (213,143)    $ 4.02
                                                              --------     ------
Options outstanding at July 31, 1997........................   266,237     $10.32
                                                              --------     ------
Exercisable options at
  July 31, 1995.............................................   138,069     $ 4.92
  July 31, 1996.............................................   190,817     $ 3.78
  July 31, 1997.............................................    69,933     $ 5.21
                                                              --------     ------

     The range of exercise prices for options outstanding at July 31, 1997 was $2.75 to $13.50. The range of exercise prices for options is wide due primarily to the increasing price of the Company's stock over the period of the grants.

     The following summarizes information about options outstanding at July 31, 1997:

                                                                 OUTSTANDING OPTIONS
                                                          ----------------------------------
                                                                       WEIGHTED     WEIGHTED
                                                                        AVERAGE     AVERAGE
                                                          NUMBER OF   CONTRACTUAL   EXERCISE
                                                           SHARES        LIFE        PRICE
                                                          ---------   -----------   --------
Range of exercise prices
  $ 2.00 to $ 4.00......................................   107,357        5.3          3.44
  $ 6.00 to $ 8.00......................................    64,000        3.0          6.75
  $12.00 to $14.00......................................    94,880        4.1         13.50
                                                           -------        ---        ------
                                                           266,237        4.5        $10.32
                                                           =======        ===        ======

                                                                EXERCISABLE OPTIONS
                                                              ------------------------
                                                                              WEIGHTED
                                                               EXERCISABLE    AVERAGE
                                                                  AS OF       EXERCISE
                                                              JULY 31, 1997    PRICE
                                                              -------------   --------
Range of exercise prices
  $2.00 to $4.00............................................     44,683        $3.58
  $6.00 to $8.00............................................     25,250        $6.75
                                                                 ------        -----
                                                                 69,933        $5.21
                                                                 ======        =====

                    DYCOM INDUSTRIES, INC. AND SUBSIDIARIES

     These options will expire if not exercised at specific dates ranging from November 1997 to August 2001. The prices for the options exercised during the three years ended July 31, 1997 ranged from $2.75 to $6.75.

     As discussed in Note 1, the Company has adopted the disclosure-only provisions of SFAS No. 123. The fair value of the options granted in fiscal 1997 has been estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions: expected stock volatility of 58.97%, risk-free interest rate of 6.57%, expected lives of 4 years, and no dividend yield, due to the Company's recent history of not paying cash dividends. The Company did not grant stock options in fiscal 1996.

     The Black-Scholes option valuation model was developed for estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Because option valuation models require the use of subjective assumptions and changes in these assumptions can materially impact the fair value of the options and the Company's options do not have the characteristics of traded options, the option valuation models do not necessarily provide a reliable measure of the fair value of its options. The estimated fair value of stock options granted during fiscal 1997 was $6.98 per share.

     The pro forma disclosures amortize to expense the estimated compensation costs for its stock options granted subsequent to July 31, 1995 over the options vesting period. The Company's fiscal 1997 pro forma net earnings and earnings per share are reflected below:

                                                                 1996         1997
                                                              ----------   -----------
Pro forma net income........................................  $7,663,858   $11,092,254
Pro forma earnings per share:
  Primary...................................................  $     0.71   $      1.01
  Fully diluted.............................................  $     0.70   $      1.01

13.  RELATED PARTY TRANSACTIONS

     The Company's newly acquired subsidiary leases administrative offices from a partnership of which certain officers of the subsidiary are the general partners. The total expense under these arrangements for the years ended July 31, 1995, 1996, and 1997 was $79,200, $112,200 and $115,200, respectively. The future minimum lease commitments under these arrangements are $163,200 in 1998, $163,200 in 1999, $163,200 in 2000, $67,200 in 2001, and $24,000 thereafter.

     In addition, two of the Company's subsidiaries lease land, office buildings, shop facilities, and other equipment from two of these subsidiaries' former owners, one of which is a former Director of the Company. The total expense under these arrangements when such individuals were considered related parties for the fiscal year ended July 31, 1995 was $404,767. The total expenses in fiscal 1996 and 1997 and the related future minimum lease commitments are disclosed in Note 15.

14.  MAJOR CUSTOMERS AND CONCENTRATION OF CREDIT RISK

     The operating subsidiaries obtain contracts from both public and private concerns. For the years ended July 31, 1995, 1996, and 1997, approximately 44%, 44%, and 34%, respectively, of the contract revenues were from BellSouth Telecommunications, Inc. ("BellSouth") and 15%, 21%, and 23%, respectively, of the contract revenues were from Comcast Communications, Inc. ("Comcast").

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable. BellSouth and Comcast represent a significant portion of the Company's customer base. At July 31, 1996, the total outstanding trade receivables from BellSouth and Comcast were $4.8 million or 22% and $6.9 million or 32%, respectively, of the Company's outstanding trade receivables. As of July 31, 1997, the total outstanding trade receivables from BellSouth and Comcast were $4.5 million or 13% and $11.5 million or 33% of the outstanding trade receivables.

                    DYCOM INDUSTRIES, INC. AND SUBSIDIARIES

15.  COMMITMENTS AND CONTINGENCIES

     The Company and its subsidiaries have operating leases covering office facilities, vehicles, and equipment which have noncancelable terms in excess of one year. During fiscal 1995, 1996, and 1997, the Company entered into numerous operating leases for vehicles and equipment. Certain of these leases contain renewal provisions and generally require the Company to pay insurance, maintenance, and other operating expenses. Total expense incurred under operating lease agreements, excluding the transactions with related parties (see
Note 13), for the years ended July 31, 1995, 1996, and 1997, was $3,358,108,
$5,018,744, and $6,561,022, respectively. The future minimum obligations under these leases are $3,826,759 in 1998; $1,673,498 in 1999; $550,516 in 2000;
$95,870 in 2001, and $323,860 thereafter.

     In September 1995, the State of New York commenced a sales and use tax audit of CCG for the years 1989 through 1995. As a result of the audit, certain additional taxes were paid by CCG in fiscal 1996. In addition, the State of New York concluded that cable television service providers are subject to New York State sales taxes for the construction of cable television distribution systems, and by a Notice dated January 1997, the asserted amounts due from CCG for sales taxes and interest for the periods through August 31, 1995, aggregated approximately $1.3 million. Any sales taxes asserted against the Company may be offset by use taxes already paid by customers of the Company. The Company intends to vigorously contest the assertion. The Company is unable to assess the likelihood of any particular outcome at this time or to quantify the effect a resolution of this matter may have on the Company's consolidated financial statements.

     In the normal course of business, certain subsidiaries of the Company have pending and unasserted claims. Although the ultimate resolution and liability of these claims cannot be determined, management believes the final disposition of these claims will not have a material adverse impact on the Company's consolidated financial statements.

16.  LITIGATION SETTLEMENT

     During fiscal year 1995, a final settlement was reached in the complaint filed in March 1993 by BellSouth against Star Construction, Inc. ("Star"), a subsidiary of the Company. The settlement provided for the payment of $750,000 to BellSouth by Star. The settlement monies were paid in two installments of $375,000 each during the quarters ended January 31, 1995 and April 30, 1995, respectively. The Company previously recorded a liability of $1.2 million for this claim and as such, credited operations for the excess liability at the time the claim was settled.

17.  QUARTERLY FINANCIAL DATA (UNAUDITED)

     In the opinion of management, the following unaudited quarterly data for the years ended July 31, 1996 and 1997 reflect all adjustments necessary for a statement of operations. All such adjustments are of a normal recurring nature other than as discussed below. The Company acquired CCG on July 29, 1997. The acquisition was accounted for as a pooling of interests and accordingly, the unaudited quarterly financial statements for the periods presented include the accounts of CCG. Earnings per common and common equivalent share calculation for each quarter is based on the weighted average shares of common stock outstanding plus the effect of dilutive stock options. The sum of the quarters earnings per common and common equivalent share may not necessarily be equal to the full year earnings per common and common equivalent share amounts.

                    DYCOM INDUSTRIES, INC. AND SUBSIDIARIES

                                                   IN WHOLE DOLLARS, EXCEPT PER SHARE AMOUNTS
                                              -----------------------------------------------------
                                                 FIRST        SECOND         THIRD        FOURTH
                                                QUARTER       QUARTER       QUARTER       QUARTER
                                              -----------   -----------   -----------   -----------
1996:
Revenues:
  Dycom.....................................  $37,605,583   $32,648,532   $35,390,645   $39,307,689
  CCG.......................................   13,248,340    12,641,609     9,824,440    14,593,403
                                              -----------   -----------   -----------   -----------
                                              $50,853,923   $45,290,141   $45,215,085   $53,901,092
                                              ===========   ===========   ===========   ===========
Income Before Income Taxes:
  Dycom.....................................  $ 1,715,485   $ 1,603,524   $ 2,965,713   $ 2,834,998
  CCG.......................................    1,003,486       179,311      (459,847)    1,538,764
                                              -----------   -----------   -----------   -----------
                                              $ 2,718,971   $ 1,782,835   $ 2,505,866   $ 4,373,762
                                              ===========   ===========   ===========   ===========
Net Income:
  Dycom.....................................  $   968,638   $   984,232   $ 1,704,150   $ 2,733,124
  CCG.......................................      553,486       129,311      (259,847)      850,764
                                              -----------   -----------   -----------   -----------
                                              $ 1,522,124   $ 1,113,543   $ 1,444,303   $ 3,583,888
                                              ===========   ===========   ===========   ===========
Earnings per Common and Common Equivalent
  Share:
  Primary...................................         0.14          0.11          0.14          0.33
  Fully Diluted.............................         0.14          0.11          0.14          0.33

1997:
Revenues:
  Dycom.....................................  $40,367,225   $40,012,074   $48,186,014   $47,639,268
  CCG.......................................   16,047,187    17,263,237    14,995,292    19,413,184
                                              -----------   -----------   -----------   -----------
                                              $56,414,412   $57,275,311   $63,181,306   $67,052,452
                                              ===========   ===========   ===========   ===========
Income Before Income Taxes:
  Dycom.....................................  $ 2,888,362   $ 2,446,288   $ 4,019,975   $ 4,434,187
  CCG.......................................    1,092,878     1,129,119       680,403     2,350,306
                                              -----------   -----------   -----------   -----------
                                              $ 3,981,240   $ 3,575,407   $ 4,700,378   $ 6,784,493
                                              ===========   ===========   ===========   ===========
Net Income:
  Dycom.....................................  $ 1,661,619   $ 1,641,478   $ 2,413,033   $ 2,552,372
  CCG.......................................      574,422       672,688       405,340     1,297,856
                                              -----------   -----------   -----------   -----------
                                              $ 2,236,041   $ 2,314,166   $ 2,818,373   $ 3,850,228
                                              ===========   ===========   ===========   ===========
Earnings per Common and Common Equivalent
  Share:
  Primary...................................  $      0.20   $      0.21   $      0.26   $      0.35
  Fully Diluted.............................  $      0.20   $      0.21   $      0.26   $      0.35

     The fiscal 1996 and 1997 fourth quarter results of operations include a $1.1 million and a $0.3 million reduction in the deferred tax asset valuation allowance.

======================================================

     No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in or incorporated by reference in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company of by any of the Underwriters. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the dates as of which information is given in this Prospectus. This Prospectus does not constitute an offer or solicitaion by any one in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

                          ----------------------------

                               TABLE OF CONTENTS

                          ----------------------------

                                        Page
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    5
Use of Proceeds.......................   10
Price Range of Common Stock and
  Dividend Policy.....................   10
Capitalization........................   11
Summary Consolidated Financial Data...   12
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   13
Business..............................   20
Management............................   28
Principal and Selling Stockholders....   30
Description of Capital Stock..........   32
Underwriting..........................   35
Certain Legal Matters.................   36
Experts...............................   36
Available Information.................   36
Information Incorporated by
  Reference...........................   37
Index to Consolidated Financial
  Statements..........................  F-1

======================================================
======================================================
                                2,700,000 SHARES

                             [DYCOM CORPORATE LOGO]

                                  COMMON STOCK

                          ----------------------------

                                   PROSPECTUS

                          ----------------------------
                             NATIONSBANC MONTGOMERY
                                SECURITIES, INC.

                                MORGAN KEEGAN &
                                 COMPANY, INC.

                             THE ROBINSON-HUMPHREY

                                    COMPANY

                                    , 1997
======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The Company will incur the following expenses in connection with the Offering. None of the Offering expenses incurred by the Selling Stockholders will be borne by the Company.

Registration Fees...........................................  $
Transfer Agent Fees.........................................  $
Printing and Engraving Costs................................  $
Legal Fees..................................................  $
Accounting Fees.............................................  $
New York Stock Exchange Listing.............................  $
NASD Review.................................................  $
Blue Sky....................................................  $

UNDERTAKINGS

     1. The undersigned registrant hereby undertakes that for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) and (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     2. The undersigned registrant hereby undertakes that for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     3. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

EXHIBITS

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
 1        --   Underwriting Agreement*
 4        --   Portions of Articles and By-Laws Defining Rights of
               Shareholder
 5        --   Legal Opinion of Chopin, Miller & Yudenfreund
23.1      --   Consent of Chopin, Miller & Yudenfreund (to be included in its opinion to be filed as
               Exhibit 5)
23.2      --   Consent of Deloitte & Touche LLP
23.3      --   Consents of Nowalk & Associates
27.1      --   Financial Data Schedule
27.2      --   Financial Data Schedule
27.3      --   Financial Data Schedule

---------------

*To be filed by Amendment

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF PALM BEACH GARDENS, STATE OF FLORIDA ON THE 30TH DAY OF SEPTEMBER, 1997.

                                          DYCOM INDUSTRIES, INC.

                                          By:     /s/ THOMAS R. PLEDGER
                                            ------------------------------------
                                                     Thomas R. Pledger
                                                     Chairman and Chief
                                                     Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas R. Pledger, Steven E. Nielsen and Douglas
J. Betlach, or any of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, agent, or their substitutes may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

                       NAME                                      TITLE                      DATE
                       ----                                      -----                      ----
               /s/ THOMAS R. PLEDGER                 Chairman, Chief Executive       September 30, 1997
---------------------------------------------------    Officer and Director
                 Thomas R. Pledger

                /s/ STEVEN NIELSEN                   President, Chief Operating      September 30, 1997
---------------------------------------------------    Officer and Director
                  Steven Nielsen

              /s/ DOUGLAS J. BETLACH                 Vice President, Treasurer and   September 30, 1997
---------------------------------------------------    Chief Financial Officer
                Douglas J. Betlach

              /s/ DARLINE M. RICHTER                 Vice President and Controller   September 30, 1997
---------------------------------------------------
                Darline M. Richter

              /s/ LOUIS W. ADAMS, JR.                Director                        September 30, 1997
---------------------------------------------------
                Louis W. Adams, Jr.

               /s/ WALTER L. REVELL                  Director                        September 30, 1997
---------------------------------------------------
                 Walter L. Revell

                       NAME                                      TITLE                      DATE
                       ----                                      -----                      ----
                                                     Director                        September 30, 1997
               /s/ RONALD L. ROSEMAN
---------------------------------------------------
                 Ronald L. Roseman

               /s/ RONALD P. YOUNKIN                 Director                        September 30, 1997
---------------------------------------------------
                 Ronald P. Younkin